SANLUIS Corporación S.A. de C.V.
Monte Pelvoux 220-8° Piso Lomas de Chapultepec
11000 México, D.F. Tel.: (52) 5229-5800

SANLUIS CORPORACION

02028890

82-2867

By FEDEX

May 3, 2002.

SECURITIES AND EXHANGE COMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
U.S.A. 20549

To whom it may concern

Attached you could find a copy with the Audited Consolidated Financial Information of SANLUIS Corporation, S.A. de C.V., for the Fourth Fiscal Quarter, 2001; as well as a copy of the Consolidated Financial Information for the First Fiscal Quarter 2002.

Please, confirm the reception of this information with Alejandra González to the e-mail address aglz@sanluiscorp.com.mx or by telephone to the number (525)55229-5841

If you have any question or comment, do not hesitate to contact me

Best Regards

Alejandra González
SANLUIS Corporación, S.A. de C.V.

dlw 5/21

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

Quarter: 4 Year: 2001

RECEIVED
MAY 0 6 2002
SEC MAIL PROCESSING SECTION
WASH, D.C.
152

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**8,213,089**	**100**	**8,778,884**	**100**
2	**CURRENT ASSETS**	**1,278,642**	**16**	**1,848,257**	**21**
3	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	203,568	2	477,609	5
4	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	488,938	6	521,902	6
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	132,628	2	300,123	3
6	INVENTORIES	364,362	4	436,700	5
7	OTHER CURRENT ASSETS	89,146	1	111,923	1
8	**LONG-TERM**	**320,715**	**4**	**334,070**	**4**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	99,757	1	84,293	1
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	89,809	1	95,858	1
11	OTHER INVESTMENTS	131,149	2	153,919	2
12	**PROPERTY, PLANT AND EQUIPMENT**	**5,604,724**	**68**	**5,718,775**	**65**
13	PROPERTY	1,632,508	20	1,554,261	18
14	MACHINERY AND INDUSTRIAL	4,534,891	55	4,464,535	51
15	OTHER EQUIPMENT	1,444,282	18	1,537,610	18
16	ACCUMULATED DEPRECIATION	2,389,214	29	2,267,245	26
17	CONSTRUCTION IN PROGRESS	382,257	5	429,614	5
18	**DEFERRED ASSETS (NET)**	**1,009,008**	**12**	**877,782**	**10**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**6,714,744**	**100**	**6,760,751**	**100**
21	**CURRENT LIABILITIES**	**4,184,326**	**62**	**2,652,338**	**39**
22	SUPPLIERS	732,229	11	651,803	10
23	BANK LOANS	2,951,586	44	1,531,350	23
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	13,252	0	20,698	0
26	OTHER CURRENT LIABILITIES	487,259	7	448,487	7
27	**LONG-TERM LIABILITIES**	**2,416,617**	**36**	**3,688,473**	**55**
28	BANK LOANS	2,400,839	36	3,665,530	54
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	15,778	0	22,943	0
31	**DEFERRED LOANS**	**0**	**0**	**398,615**	**6**
32	**OTHER LIABILITIES**	**113,801**	**2**	**21,325**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,498,345**	**100**	**2,018,133**	**100**
34	**MINORITY INTEREST**	**938,704**	**63**	**991,459**	**49**
35	**MAJORITY INTEREST**	**559,641**	**37**	**1,026,674**	**51**
36	**CONTRIBUTED CAPITAL**	**1,983,900**	**132**	**1,983,900**	**98**
37	PAID-IN CAPITAL STOCK (NOMINAL)	21,984	1	21,984	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	806,772	54	806,772	40
39	PREMIUM ON SALES OF SHARES	1,155,144	77	1,155,144	57
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(1,424,259)**	**(95)**	**(957,226)**	**(47)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	4,904,725	327	4,719,840	234
43	REPURCHASE FUND OF SHARES	466,640	31	466,640	23
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(6,905,309)	(461)	(6,328,592)	(314)
45	NET INCOME FOR THE YEAR	109,685	7	184,886	9

02/01/1999 13:47

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2001**

SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**203,568**	**100**	**477,609**	**100**
46	CASH	198,423	97	166,447	35
47	SHORT-TERM INVESTMENTS	5,145	3	311,162	65
18	**DEFERRED ASSETS (NET)**	**1,009,008**	**100**	**877,782**	
48	AMORTIZED OR REDEEMED EXPENSES	304,837	30	349,077	40
49	GOODWILL	521,091	52	513,978	59
50	DEFERRED TAXES	154,207	15	0	0
51	OTHERS	28,873	3	14,727	2
21	**CURRENT LIABILITIES**	**4,184,326**	**100**	**2,652,338**	
52	FOREING CURRENCY LIABILITIES	3,835,614	92	2,321,462	88
53	MEXICAN PESOS LIABILITIES	348,712	8	330,876	12
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**487,259**	**100**	**448,487**	
57	OTHER CURRENT LIABILITIES WITH COST	5,151	1	4,023	1
58	OTHER CURRENT LIABILITIES WITHOUT COST	482,108	99	444,464	99
27	**LONG-TERM LIABILITIES**	**2,416,617**	**100**	**3,688,473**	
59	FOREING CURRENCY LIABILITIES	2,416,617	100	3,688,473	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**15,778**	**100**	**22,943**	
63	OTHER LOANS WITH COST	15,778	100	22,943	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	**100**	**398,615**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	398,615	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**113,801**	**100**	**21,325**	
68	RESERVES	113,801	100	21,325	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(6,905,309)**	**100**	**(6,328,592)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	(105,957)	(2)	(105,957)	(2)
71	INCOME FROM NON-MONETARY POSITION	(6,799,352)	(98)	(6,222,635)	(98)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2001**

SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	(2,905,684)	(804,081)
73	PENSIONS FUND AND SENIORITY	14,351	36,015
74	EXECUTIVES (*)	21	24
75	EMPLOYERS (*)	1,485	1,513
76	WORKERS (*)	5,237	5,378
77	CIRCULATION SHARES (*)	227,957,568	227,957,568
78	REPURCHASED SHARES (*)	0	0

29/01/199 13:47

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SANLUIS QUARTER: 4 YEAR: 2001

SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT

FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**4,750,113**	**100**	**5,373,601**	**100**
2	COST OF SALES	3,633,348	76	3,967,604	74
3	**GROSS INCOME**	**1,116,765**	**24**	**1,405,997**	**26**
4	OPERATING	839,343	18	706,272	13
5	**OPERATING**	**277,422**	**6**	**699,725**	**13**
6	TOTAL FINANCING	278,644	6	201,507	4
7	**INCOME AFTER FINANCING COST**	**(1,222)**	**0**	**498,218**	**9**
8	OTHER FINANCIAL OPERATIONS	60,786	1	46,886	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(62,008)**	**(1)**	**451,332**	**8**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(205,527)	(4)	76,249	1
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**143,519**	**3**	**375,083**	**7**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(23,687)	0	4,036	0
13	**CONSOLIDATED NET INCOME OF**	**119,832**	**3**	**379,119**	**7**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**119,832**	**3**	**379,119**	**7**
16	EXTRAORDINARY ITEMS NET EXPENSES	66,732	1	186,323	3
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**53,100**	**1**	**192,796**	**4**
19	NET INCOME OF MINORITY INTEREST	(56,585)	(1)	7,910	0
20	**NET INCOME OF MAJORITY INTEREST**	**109,685**	**2**	**184,886**	**3**

29/01/199 13:47

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2001**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**4,750,113**	**100**	**5,373,601**	**100**
21	DOMESTIC	1,145,156	24	1,225,639	23
22	FOREIGN	3,604,957	76	4,147,962	77
23	TRANSLATED INTO DOLLARS (***)	497,202	10	522,063	10
6	**TOTAL FINANCING COST**	**278,644**	**100**	**201,507**	**100**
24	INTEREST PAID	654,937	235	631,195	313
25	EXCHANGE LOSSES	0	0	53,425	27
26	INTEREST EARNED	29,066	10	96,332	48
27	EXCHANGE PROFITS	125,678	45	0	0
28	GAIN DUE TO MONETARY POSITION	(221,549)	(80)	(386,781)	(192)
8	**OTHER FINANCIAL OPERATIONS**	**60,786**	**100**	**46,886**	**100**
29	OTHER NET EXPENSES (INCOME) NET	60,786	100	46,886	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(205,527)**	**100**	**76,249**	**100**
32	INCOME TAX	23,200	11	32,581	43
33	DEFERED INCOME TAX	(245,513)	(119)	26,829	35
34	WORKERS' PROFIT SHARING	12,894	6	28,922	38
35	DEFERED WORKERS' PROFIT SHARING	3,892	2	(12,083)	(16)

22/04/2002 13:47

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: 4 YEAR: 2001

SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	4,929,762	5,566,408
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	4,750,113	5,373,601
39	OPERATION INCOME (**)	277,422	699,725
40	NET INCOME OF MAYORITY INTEREST(**)	109,685	184,886
41	NET CONSOLIDATED INCOME (**)	53,100	192,796

29/01/199 13:47

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2001**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**53,100**	**192,796**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	68,634	655,485
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**121,734**	**848,281**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	209,336	(341,881)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**331,070**	**506,400**
6	CASH FLOW FROM EXTERNAL FINANCING	(73,889)	32,303
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(73,889)**	**32,303**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(531,222)**	**(675,421)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(274,041)	(136,718)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	477,609	614,327
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	203,568	477,609

01/01/1999 13:47

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2001**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Previous Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**68,634**	**655,485**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	400,251	405,652
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	(140,241)	44,776
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(191,376)	205,057
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**209,336**	**(341,881)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	32,964	46,834
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	72,338	(23,649)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	190,272	(243,655)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	80,426	(49,113)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(166,664)	(72,298)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(73,889)**	**32,303**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	1,238,930	(186,115)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(1,306,784)	(274,692)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	569,797
27	(-) BANK FINANCING AMORTIZATION	0	(71,581)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	(6,035)	(5,106)
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(531,222)**	**(675,421)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	(209,123)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(485,221)	(369,416)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(46,001)	(96,882)

01/01/1999 15:43

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2001**
SANLUIS CORPORACION , S. A. DE C. V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1.12	%	3.59	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	19.60	%	18.01	%
3	NET INCOME TO TOTAL ASSETS (**)	0.65	%	2.20	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	417.23	%	200.62	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.58	times	0.61	times
7	NET SALES TO FIXED ASSETS (**)	0.85	times	0.94	times
8	INVENTORIES ROTATION (**)	9.97	times	9.09	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	32	days	30	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	12.19	%	12.08	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	81.76	%	77.01	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	4.48	times	3.35	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	93.11	%	88.89	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	43.12	%	64.50	%
15	OPERATING INCOME TO INTEREST PAID	0.42	times	1.11	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.71	times	0.79	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.31	times	0.70	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.22	times	0.53	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.19	times	0.27	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	4.87	%	18.01	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	2.56	%	15.79	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	4.41	%	(6.36)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.51	times	0.80	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	91.34	%	54.69	

01/01/1999 13:48

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2001**
SANLUIS CORPORACION , S. A. DE C. V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.46	$ 0.74
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.60	$ 0.96
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.64	$ 1.59
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.36	$ 0.49
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 2.46	$ 4.50
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	2.97 times	4.18 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	8.97 times	4.19 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

01/01/1999 13:48

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FILE No. 82-2867

r24: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES PAGADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

r26: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES GANADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

s03: En la información financiera relativa al año 2000, reportada a la BMV, tiene una reclasificación por $114,962 miles de pesos, disminuyendo caja y disminuyendo pasivos bancarios, aplicando Normas Internacionales de Contabilidad (NIC-32) que permite compensar activos financieros con pasivos financieros.

La información reportada en el año 2001 no tiene reclasificación alguna, reflejando en el balance una cuenta de "Efectivo restringido", por lo anterior y para hacer comparables los dos ejercicios se reversó la compensación realizada en el año 2000 para el dictamen, situación que no se da en este reporte.

s28: El acuerdo de la reestructura del grupo suspensiones será efectiva al término de un período de seis meses contados a partir del 17 de marzo de 2002, prorrogable por dos períodos de tres meses cada uno. Durante este plazo la compañía deberá reestructurar la deuda de SANLUIS.

Al 31 de diciembre de 2001 los pasivos correspondientes al SEL y a los otros créditos refinanciados están clasificados a largo plazo de conformidad con la Circular 46 "Pasivos a corto plazo que se refinancian a largo plazo con posterioridad a la fecha de los estados financieros".

(ver notas a los estados financieros, nota 7 inciso e.)

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

SANLUIS CORPORACIÓN, S. A. DE C. V.

REPORT OF THE BOARD OF DIRECTORS

Dear Shareholders:

On behalf of the Board of Directors, I would like to take this opportunity to present the results and financial status of SANLUIS Corporación, S.A. de C.V. (SANLUIS) and its subsidiaries as of December 31, 2001.

This report includes the Statutory Auditor's Report and the Audited Financial Statements for SANLUIS and its subsidiaries. These documents show the financial status of these companies and the accounting practices used in their preparation as of year's end.

The Economic Environment and its Effects

2001 was no different for SANLUIS than for the majority of the world's mining companies and North American auto parts and component suppliers. A number of events initiating in 2000, came to a head in 2001. This reality significantly impacted our business plan and financial situation, especially from July onwards. Some of these events included:

· Recessions in the American, Canadian, Mexican and European economies. As a result, industrial activity was severely affected in these countries, particularly in the automotive sector, which saw production pullbacks that started in the second half of 2000, and continued through 2001.

· Heavy capital investments to increase the production capacity of some of our auto parts subsidiaries. These companies fell short of their scheduled production and profit goals due to the recessionary decisions of our automotive customers to delay the launch of new automotive platforms.

· Low prices for the metals produced by our Mining Division.

· A strong peso. During 2001 the Mexican peso rose by 4.5%. By the end of the year, it was overvalued by 30%. Combined with inflationary levels in Mexico, this brought up our dollar costs considerably. At the same time, some of the main countries where our competitors are located saw their currencies fall against the dollar by an average of 30%. This pushed up the competitive pressure on our dollar sales, which make up 84% of our total sales, while reducing our profit margins and cash flow.

· And finally, the uncertainty in international financial markets as a result of the September 11th event in New York. This has generated an increasingly negative panorama for the North American automobile markets.

Given this perspective, we will now address the accumulative affect of these events on the results and financial position of SANLUIS and its subsidiaries.

Results

While sales volumes in the Suspensions Division were down by 5% from 2000,

FILE No. 82-2867

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

Brakes Division figures registered a 16% increase. The Mining Division saw sales volumes rise 4% for silver and 9% for gold. In addition to this, price pressures resulting from the market down cycle led consolidated SANLUIS sales to decrease by 11.6% in real terms, registering $4'750,113 million Mexican pesos (MP) for 2001, as compared to $5'373,601 million MP the previous year.

As a consequence of the deteriorating cost / price ratio, operating profit before financial expenses, income taxes, depreciation and amortization (EBITDA) reached $677,673 million pesos, in contrast to $1'105,377 million pesos the year before. Net profit for 2001 was $109,685 million pesos compared to $184,886 million pesos in 2000.

Consolidated figures in US dollars —the currency in which we invoice 84% of our total sales— reached $497.3 million; EBITDA $70.9 million; and net profit $11.5 million.

Financial Position

Regarding the financial position of SANLUIS and its subsidiaries (the Audited Financial Statements which make up part of this report are as of December 31, 2001), we feel it appropriate to mention the situation the Group faced in July 2001, which we communicated in a timely fashion at that moment. For the first time in our history as a holding company, SANLUIS had difficulties renewing the short-term credit instruments issued by Eurocommercial Paper. We were adversely positioned to meet our obligations by their due dates, concentrated mainly between September and December 2001.

We also determined that the deterioration in SANLUIS' financial situation —occurring for the reasons we previously noted — would affect our ability to pay down the principal and interest on our Eurobonds and other direct liabilities, and as such, impact the ability of some of our manufacturing subsidiaries to meet their payments as well. As a result, to assure production capacity was unhampered and delivery commitments were met on time, it was necessary to negotiate with creditor banks to reschedule or restructure debt.

To that end, on September 20th, 2001, the Board of Directors decided to implement a program for restructuring the liabilities of SANLUIS as a holding company and certain of its subsidiaries. The Board did this by taking into account our financial position as a consequence of the macroeconomic environment facing us over the next few years, and the reduced cash flow that will result. In order to carry out our plan, SANLUIS immediately began negotiations with our creditor banks and engaged the services of an experienced team of financial and legal consultants from PricewaterhouseCoopers and Rothschild, Inc.

From the start of the credit restructuring process, SANLUIS' primary goal has been to ensure our subsidiaries maintain the uninterrupted supply of product to our customers as they are currently providing. This will allow them to sustain the volumes necessary for SANLUIS to generate the levels of cash flow needed to meet our commitments, fortify our position and move forward.

We are pleased that our bankers, customers, suppliers and personnel, with whom we have maintained open, candid lines of communication, have understood and accepted the need to put this goal first in the restructuring process. All

have shown strong support.

The negotiations we began with our bankers and creditors during the last quarter of 2001 are still underway as of this writing. The main objective of these talks is to assure our subsidiaries continue to operate normally, as they are at the moment. Due to the financial situation in which we find ourselves, these complex negotiations are proceeding slowly. They are going well, and we hope to conclude them within the next two quarters.

Divisional Results

In spite of the financial problems experienced by SANLUIS since last September, all our companies continue to operate at their habitual levels of optimum efficiency and effectiveness, and to fully meet our customers' needs.

In view of the drop in auto production and both current and projected macroeconomic conditions, SANLUIS has adopted far-reaching measures to reduce costs and improve productivity in all our manufacturing facilities and administrative areas.

We have been consolidating production capacity, downsizing personnel, reorganizing, and putting programs in place to optimize every phase of operations. These steps are already starting to show results, which should be more clearly seen in our 2002 numbers.

This financial report shows net sales in our Auto Parts Division of $435.3 million dollars, a drop of 7.0% over the previous year. At $49.1 million dollars, EBITDA was lower than the $92.9 million dollars reached in 2000. This was attributable mainly to lower sales volumes and a stronger peso against the dollar. Suspension sales dropped 11.8%, to $349.8 million dollars, while brake components showed an increase of 19.6%, reaching $85.5 million dollars during 2001.

These results were basically due to the drop in the American automotive market. The 2001 production level of 15.5 million units was 9.8% lower than in 2000. In Reales, our Brazilian sales were up 9.1% from 2000, but in dollars, at $38.4 million, they were down 15% owing to the devaluation of the local currency.

During 2001 we registered some significant achievements in our Auto Parts Division, such as increasing the capacity of our brake plant facilities in San Martin Texmelucan, Puebla; enlarging our Technical Center in Plymouth, Michigan; and expanding our Hendrickson-Rassini leaf springs plant in Piedras Negras, Coahuila. Thanks to these projects, our subsidiary SANLUIS Rassini is able to offer improved products together with the latest advances in engineering and R&D. Accomplishments such as these are what keep us at the forward edge of technology, manufacturing quality and service.

Another source of satisfaction this year was the awards we received from several of our valued customers. In recognition of the high quality of our products we were honored with Toyota's "Certificate of Achievement", the DaimlerChrysler "Gold Award", and Nissan Mexicana's "Quality Master" and "Zero Defects" awards.

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

Turning now to our Mining Division, 2001 sales totaled $62.0 million dollars, comparing favorably with the 2000 figure of $53.8 million, and EBITDA reached $21.8 million dollars, representing a 57% increase over the previous year. Thanks to hedged contracts —which positively influenced our financial results— SANLUIS' selling prices for gold and silver throughout this fiscal period surpassed the average international market quote.

Total 2001 production came in at 98.1 thousand ounces of gold and 5.751 million ounces of silver. At the close of the year, production cost for a gold equivalent ounce (calculated according to the Gold Institute Standard) was $200.10 dollars; 3% lower than in 2000. This is but one example of how our Mining Division is continuously improving productivity and how it has been able to successfully counteract the real term negative effects of the currency appreciation and accumulated inflation we mentioned earlier.

Thanks to steady productivity increases and good cost management, the Mining Division —headed by our subsidiary Minas Luismin, S.A. de C.V.— is financially self-sufficient.

Position and Perspective

Between 1994 and 2000, SANLUIS achieved an annual compound growth rate of 21% in sales and 26% in EBITDA; that is, more than tripling sales and quadrupling profits. This growth resulted from winning significant suspension and brake component supply contracts from our main customers: General Motors, Ford, DaimlerChrysler, Nissan, Nummi, Toyota, Volkswagen and BMW. This allowed us to increase our suspension market share to 90% in Mexico, and 62% in the United States and Canada; to grow our presence in the North American brake market from 0% to 11%; and go from a 0 to 60% share in the Brazilian suspension market. Together, these achievements have positioned us as the world's leading supplier of suspensions in the light vehicle market, and a strong emerging player in the North American brake market.

SANLUIS currently supplies components for more than 50 automotive platforms on the American continent.

In a parallel effort, we are making substantial progress in expanding our high quality mineral reserves and improving the competitiveness of our mining operation to ensure its long-term survival.

The growth we have achieved during recent years required investments of more than US $500 million between 1994 and 2001. Our capital spending on new manufacturing facilities and the most advanced production equipment were necessary to ensure the sustained quality and competitiveness of our products, as well as strengthen the future of our technological base in our R&D centers.

Consistent with this growth, we have trained and bolstered a highly competent, experienced, competitive team: the backbone of our company.

These accomplishments, and the leading position they offer us, give SANLUIS a solid foundation for its industrial activities. This undeniable competitive edge is built on an aggressive market share, a solid, diversified portfolio of customers, advanced new facilities, and the award-winning quality and competitiveness of our products and personnel.

QUARTER: **4** YEAR: **2001**

DIRECTOR REPORT (1)

ANNEX 1

JUDGED INFORMATION

CONSOLIDATED
Final Printing

In closing, we would like to thank our customers and shareholders for your continued support and confidence, our suppliers for your solidarity and our personnel for your commitment to SANLUIS Corporación.

Mexico, D.F., February 22, 2002

Antonio Madero
Chairman of the Board and CEO

SANLUIS Corporación, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

(Monetary figures expressed in thousands of Mexican pesos of December 31, 2001 purchasing power, except for exchange rates, which are expressed in nominal pesos)

NOTE 1 - COMPANY OPERATIONS:

a. Corporate structure

SANLUIS Corporación, S. A. de C. V. (SANLUIS) and its subsidiaries (the company) are engaged in two main businesses, i. e., auto parts and mining. Company sales are basically denominated in US$ dollars (90% in 2001 and 92% in 2000). See Note 12.

Autoparts division:

SANLUIS has a wholly-owned subsidiary named SANLUIS Rassini Autopartes, S. A. de
C. V. (Rassini Autopartes), which holds the shares of the following operating subsidiaries and affiliates:

Rassini
Autopartes interest

Company Activity 2001 2000

Subsidiaries

Suspension group

Rassini, S. A. de C. V. (Rassini) Manufacture and sale of leaf-springs and coil springs 100% 100%

Rassini Torsion Bars, S. A. de C. V. Manufacture and sale of torsion bars 96.7% 96.7%

Suspensiones Rassini, S. A. de C. V. Manufacture and sale of leaf-springs 100% 100%

Corporación Sudamericana, S. A. de C. V. Autopecas' parent company
and subsidiary (Rassini NHK Autopecas, (Manufacture and sale of leaf-
S/A-Autopecas) springs and coil springs) 100% 100%

Hendrickson Rassini, S. A. de C. V. Manufacture and sale of leaf-springs 50.5% 50.5%
Rassini

Autopartes interest

Company Activity 2001 2000
Brake group:

SANLUIS Investments, LLC Parent of SANLUIS Developments, LLC, which in turn holds the shares of several subsidiaries engaged in the manufacture and sale of disks, rotors, drums and hubs for brake systems 100% 100%

Affiliates:

Brembo Rassini, S. A. de C. V. Manufacture and sale of disks (Brembo Rassini) and drums for brake systems 49% 49%

These companies are focused on supplying Original Equipment Manufacturers (OEMs).

Mining division:

SANLUIS has a wholly-owned subsidiary named Minas Luismin, S. A. de C. V. (Minas Luismin), which holds the shares of the following operating subsidiaries:

Minas Luismin
interest

Company Activity 2001 2000

Minas Sanluis, S. A. de C. V. Exploration, exploitation and processing of gold and silver 100% 100%

Desarrollos Mineros del Pacífico, S. A. Exploration, exploitation and de C. V., and other mining companies processing of gold and silver 100% 100%

b. Business conditions

Consistent with the company's strategy to become a leading supplier in the markets it serves, significant indebtedness was incurred over the last six years to finance capital improvements for the purpose of expanding the production capacity of the Suspension and Brake groups.

In 2001, numerous factors worked against the company's ability to continue to refinance its operations, including the following:

- Slowdown in the North American automotive sector as well as in delays in new platform launches by the OEM customers.
- Increased costs in US$ dollar terms as a result of the fact that the peso appreciated against the US$ dollar.
- Depressed precious metals prices.
- Unfavorable market conditions, resulting in the inability to refinance maturing debt, principal payments of which were due in late 2001 and early 2002.

The foregoing, had a material adverse effect on the company's liquidity and

ability to service its debts. As a result, SANLUIS ceased making principal payments on its Euro Commercial Paper program and was unable to make the scheduled interest payments due on its Eurobonds. In addition the Brake and Suspension groups had failed to comply with certain ratios contained in various loan agreements.

As explained in more detail in Note 7, since September 2001 the company began negotiations with its creditors, and completed the restructuring of the debt of the Brake group in December 2001 and signed an agreement in principle with the Suspension group creditors in March 2002. Based on this, the company has begun negotiations for SANLUIS' debt restructuring.

The company formulated a restructuring plan, which included the implementation of cost-cutting measures that will be achieved in 2002 and the sale of non-strategic assets.

c. Sale of shares of subsidiaries and affiliates

i. Quiriego Compañía Minera, S. A. de C. V. (Quiriego)

In March 2000, SANLUIS sold its interest in Quiriego to Teck Corporation (Teck). The price paid by Teck for the purchase of the Quiriego shares was 1.8 million Teck Class "B" subordinated voting shares. The gain on the sale amounted to Ps101,407 and was recorded as other income in the consolidated statement of income.

In 2001 SANLUIS sold the Teck shares for US$15.9 million, obtaining a US$2.6 million (Ps24,548) gain, which was recorded as other income in the consolidated statement of income.

SANLUIS has the right to receive a contingent payment from Teck if certain conditions related to the price of copper and the price per share of the Class "B" shares are fulfilled within a three-year period after the sale of the Quiriego shares.

The SANLUIS investment in the Teck shares, whose market value as of December 31, 2000 amounted to Ps171,324, was accounted for as an investment in marketable securities.

ii. SANLUIS Developments, LLC (SANLUIS Developments)

On September 20, 2000, Chase Capital Partners (CCP) and American Industrial Partners Capital Fund III, L.L.P. (AIP) acquired 522,302 Class "B" Units representing 49% of SANLUIS Developments capital stock for US$56.3 million.

SANLUIS has an option to purchase the Class "B" Units owned by CCP and AIP for cash (in US$ dollars) or for a combination of cash and stock of SANLUIS, subject to certain limitations, if a public offering of SANLUIS Developments has not occurred on or prior to September 20, 2005.
Pursuant to the terms of the transaction, in June 2001 the equity interest of CCP and AIP was adjusted, and CCP and AIP increased their participation from 49% to 52.4%. However, Rassini Autopartes maintains control of SANLUIS Developments by holding 51% of the voting shares.

iii. Brembo Rassini

On December 17, 2001, JP Morgan Chase Bank (formerly Chase Manhattan Bank), acting as representative of the banks involved in the Secured Export Loan (SEL) mentioned in Note 7, approved the sale of the company's 25% equity interest in Brembo Rassini.

On February 6, 2002, Rassini Autopartes entered into a share purchase agreement with Brembo Participations, BV for the sale of 172,295 shares representing 25% of the capital stock of Brembo Rassini, for US$4.4 million. This sale resulted in a loss of Ps5,476, net of expenses. The net proceeds were applied to repay past-due trade payables of Rassini in favor of Brembo Rassini.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements are summarized below:

a. Accounting for the effects of inflation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP) issued by the Mexican Institute of Public Accountants ("MIPA"), and accordingly recognize the effects of inflation on the financial information in accordance with the following rules:

- Inventory and cost of sales are restated using replacement costs.

- Machinery and equipment of foreign origin are restated by applying the general inflation index of the country of origin to the corresponding foreign currency amounts and translating those amounts to pesos at the exchange rate prevailing at the balance sheet date. Property, plant and equipment of local origin are restated by applying factors derived from the National Consumer Price Index ("NCPI").

- The components of stockholders' equity are restated by using factors derived from the NCPI.

- The cumulative loss from holding nonmonetary assets (the net difference between: (i) the restatement of property, plant and equipment of foreign origin, inventories and cost of sales following the procedures described in the previous paragraphs of this note, and (ii) adjustments to the related historical costs based on the NCPI) is included in stockholders' equity.

- The gain in purchasing power from holding monetary assets and liabilities is included in net comprehensive financing cost.

b. Principles of consolidation

The consolidated financial statements include SANLUIS and all subsidiaries

under its control. All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents

The company considers all highly liquid investments to be cash equivalents and states them at market value.

Certain loans described in Note 7 impose restrictions on the cash of the subsidiaries, amounting to Ps76,104 (US$8.3 million) and Ps241,542 (US$24 million) at December 31, 2001 and 2000, respectively.

d. Inventories and cost of sales

Inventories are stated at estimated replacement cost, as follows:

- Mineral concentrates: at the most recent cost of extraction or processing.

- Finished products: at the most recent production cost, and

- Raw materials and operating materials: at the most recent purchase price.

Amounts so determined are not in excess of market.

Cost of sales is determined by the Last-In, First-Out (LIFO) method.

e. Property, plant and equipment

Property, plant and equipment are restated as mentioned in paragraph a. of this note.

Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets.

f. Investment in affiliates

The investment in affiliates in which the company holds more than 20% but less than 50% equity interest is accounted for by the equity method.

g. Exploration and development costs

Exploration expenses comprise mainly operating materials, exploration and geological studies at the mine sites to evaluate the profitability of exploitation and are charged to income of the year in which they are incurred in the case of mines in operation, as the expense is necessary for mining to continue. In undeveloped concessions, shown as mine development in the financial statements, expenses are capitalized, since the expenditures are considered necessary to create the proper conditions for exploitation. When exploration does not give rise to commercially exploitable deposits, accumulated costs are charged to income of the year in which this fact is determined.

Exploration expenses are restated by applying factors derived from the NCPI to

the original cost, once the mine has reached the exploitation stage.

Expenses incurred in the development and preparation of the mines are depleted based on proven mineral reserves.

h. Goodwill

The excess of cost over book value of subsidiaries acquired (goodwill) is amortized using the straight-line method over periods of ten and twenty years and restated by applying factors derived from the NCPI.

i. Income tax and employees' statutory profit sharing

Beginning on January 1, 2000 the company adopted Statement D-4 "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing". Under this statement, deferred taxes are initially recognized for all differences between the book and tax values of assets and liabilities and for tax loss carryforwards and asset tax carryforwards. The adoption of this statement resulted in a total decrease in stockholders' equity of Ps440,729 (See Note 11).

j. Labor obligations

Seniority premiums to which employees are entitled upon termination of employment after 15 years of service, as well as the obligations under the company's noncontributory retirement plan for employees, are recognized as expenses of the years in which the services are rendered, through contributions to irrevocable trust funds and the establishment of accruals based on actuarial studies.

A summary of the principal consolidated financial data relating to these plans is shown below:

	Year ended December 31,	
	2001	2000
Projected benefit obligation	(Ps 143,047)	(Ps 141,230)
Plan assets at market value	17,063	36,127
Unamortized transition liability	24,824	9,953
Unamortized actuarial losses - Net	22,945	25,734
Projected net liability	(Ps 78,215)	(Ps 69,416)
Accumulated benefit obligation	(Ps 123,915)	(Ps 116,465)
Plan assets at market value	17,063	36,127
Net accumulated liability	(Ps 106,852)	(Ps 80,338)
Additional liability	(Ps 35,586)	(Ps 21,638)
Net cost for the period	Ps 15,968	Ps 19,107

Actuarial losses and the transition liability are being amortized over the average remaining service life of the employees expected to benefit from the plan (approximately twenty years).

Other compensations based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, are charged to the results of the year in which such amounts become payable.

k. Transactions in foreign currencies and translation of foreign operations

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates.

Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income, or are capitalized if they are attributable to exploration projects and/or construction in progress, as part of comprehensive financing cost.

In order to consolidate the Brazilian subsidiaries, the company follows the provisions of Statement B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations". Thus, monetary and nonmonetary assets and liabilities, as well as income and expenses, are converted at the exchange rate in effect on the balance sheet date. Differences arising from the translation of financial statements into Mexican pesos are recorded in stockholders' equity. At December 31, 2001 and 2000, the effects of translating the Brazilian subsidiaries were not material.

l. Derivative financial instruments

In 2001, Statement C-2 "Financial Instruments" went into effect. Under this statement, all derivatives are required to be recognized in the statement of financial position as either assets or liabilities, and measured at fair value. Since the company had recorded the effects of these transactions at December 31, 2000, following the guidelines of International Accounting Standards, the effect of the adoption of this new Statement was not material.

Minas Luismin uses short-term and medium-term hedging contracts to reduce the risk of adverse movements in the market price of gold and silver. Hedging transactions entered into by Minas Luismin may take the form of spot deferred contracts (forwards) and option programs that fix the price range for a specified volume of gold or silver. Minas Luismin has hedged its total 2002 production of gold and silver at between US$292 and US$334 per gold ounce and between US$4.39 and US$5.53 per silver ounce.

The company has entered into interest rate swap contracts to protect itself from changes in interest rates, mainly LIBOR. These transactions are intended to convert some variable interest rates to fixed interest rates. At December 31, 2001, the corresponding liability amounts to Ps1,993.

Since most of the company's income is denominated in US dollars and a significant portion of its operating expenses is denominated in Mexican pesos, the company has also entered into derivative financial instruments to hedge its costs and expenses in pesos. In the years ended December 31, 2001 and 2000, these operations resulted in (losses) gains of (Ps27,645) and Ps8,706, respectively, which were recognized in comprehensive financing cost.

The company enters into these financial instruments for hedging purposes. Counterparties to its derivative transactions are normally major financial institutions who also participate in the company's bank credit facilities. Credit loss from counterparty non-performance is not anticipated.

m. Earnings per share

Earnings per share are computed according to Statement B-14 "Earnings per Share", by dividing the income of majority stockholders by the weighted average number of shares outstanding during the year (227,957,568). Earnings per share computations of Series "D" shares include the right to additional dividends (See Note 10a.).

n. Comprehensive income

In 2001, Statement B-4 "Comprehensive Income" went into effect. This statement establishes new standards for reporting and displaying comprehensive income and its components in the statement of stockholders' equity. Under this statement, comprehensive income means the net income of the year plus any items required by other statements to be recorded directly in stockholders' equity and which are not capital contributions, reductions or disbursements (See Note 10c.).

o. Use of estimates

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

p. Review of the book value of long-lived assets

The company estimates the recoverable value of property, machinery and equipment to be the estimated discounted future net cash flows from the subsidiaries in the aggregate. If the carrying value of the assets exceeds the recoverable value an impairment loss is recognized. At December 31, 2001 and 2000, the recoverable value exceeds the net book value.

NOTE 3 - FOREIGN CURRENCY POSITION:

Except where otherwise indicated, amounts in this note are expressed in millions of US dollars (US$), since this is the currency in which most of the company's foreign currency transactions are carried out.

The company had the following foreign currency monetary assets and liabilities:

	December 31, 2001	December 31, 2000
Assets	US$ 94	US$ 124
Liabilities	(682)	(609)
Net liability position	(US$ 588)	(US$ 485)

In the years ended December 31, 2001 and 2000, the company had an exchange gain (loss) of Ps125,678 and (Ps53,425), respectively.

At December 31, 2001, the exchange rate was Ps9.1692 to the US dollar (Ps9.5997 to the US dollar at December 31, 2000). At March 20, 2002, date of issuance of the consolidated financial statements, the exchange rate was Ps9.0742 to the US dollar. At that date, the foreign currency position of the company was similar to that at December 31, 2001.
The company had the following position with respect to nonmonetary assets of foreign origin or whose replacement cost can only be determined in foreign currency:

	December 31, 2001	December 31, 2000
Inventories	US$ 25	US$ 26
Machinery and equipment	US$ 245	US$ 239

The company's exports and imports of goods and services (excluding machinery and equipment for its own use), together with its interest expense in foreign currency, are shown below:

	Year ended December 31, 2001	Year ended December 31, 2000
Exports of merchandise	US$ 410	US$ 439
Imports of raw materials	(250)	(194)
Interest expense	(44)	(41)
Net	US$ 116	US$ 204

NOTE 4 - INVENTORIES:

	December 31, 2001	December 31, 2000
Finished products	Ps 104,289	Ps 137,396
Raw materials and operating materials	263,579	299,083
Merchandise in transit	6,652	

367,868 443,131

Allowance for obsolete inventories (3,506) (6,431)

Ps 364,362 Ps 436,700

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT:

	December 31, 2001	December 31, 2000
Land, buildings and construction	Ps 1,632,508	Ps 1,554,261
Machinery and equipment	4,534,891	4,464,535
Transportation equipment, furniture and fixtures and leasehold improvements	256,480	425,334
Mine development costs	1,187,802	1,112,275
	7,611,681	7,556,405
Less - Accumulated depreciation and depletion	(2,389,212)	(2,267,245)
	5,222,469	5,289,160
Exploration projects	161,412	178,287
Construction in progress	220,843	251,328
	Ps 5,604,724	Ps 5,718,775

NOTE 6 - OTHER ASSETS:

	December 31, 2001	December 31, 2000
Debt issuance and restructuring costs	Ps 143,196	Ps 158,480
Trademarks	22,411	37,158
Start-up costs	96,259	79,425
Intangible asset	28,873	17,665
Other	42,971	72,499
	Ps 333,710	Ps 365,227

NOTE 7 - SHORT-TERM AND LONG-TERM DEBT AND SUBSEQUENT EVENTS:

Short-term and long-term debt are analyzed as shown below:

	December 31, 2001	December 31, 2000
Eurobonds	Ps 1,833,840	Ps 2,010,177

Secured Export Loan	1,437,463	1,758,904
Euro Commercial Paper	710,613	745,875
JP Morgan Chase Bank	426,138	
Syndicated loan of Fundimak, S. A. de C. V.		348,430
Syndicated loan of Minas Luismin	23,535	160,815
Other loans payable in US dollars	593,335	663,036
Total debt	5,373,354	5,338,807
Less:		
Short-term debt	2,877,910	1,271,869
Current portion of long-term debt	78,827	329,598
	2,956,737	1,601,467
Long-term debt	Ps 2,416,617	Ps 3,737,340

The outstanding debt at December 31, 2001 matures as follows:

2002	Ps 2,956,737
2003	91,334
2004	280,367
2005	274,691
2006 to 2008	1,770,225
	Ps 5,373,354

Eurobonds

In March 1998, SANLUIS completed a public offering of US$200 million Eurobonds (Eurobonds) at the fixed rate of 8.875%, due in a single payment on March 18, 2008 with a Put Option for the bondholders on March 18, 2003, and interest payable semiannually. The indenture governing the Eurobonds limits the payment of dividends and the disposal of assets and includes certain other restrictions and limitations with respect to additional indebtedness. Certain covenants are effective if the company exceeds a specific amount of indebtedness. At December 31, 2001, the company had not exceeded this amount. As mentioned in Note 1b., on September 18, 2001 and on March 18, 2002, SANLUIS defaulted on interest payments, as a result, the Trustee demanded payment of the entire amount of principal and interest from SANLUIS. Based on the foregoing, in the accompanying financial statements, the company has reclassified Ps1,833,840 from long-term to short-term.

SANLUIS has begun a debt-restructuring process once it has signed an agreement in principle to restructure the debt of the Suspension group.

Secured Export Loan (SEL)

On April 28, 2000, Rassini sold to a Trust named "Leaf Spring Export Trust 2000" its future collection rights on the accounts receivable arising from open purchase orders issued by Ford Motor Co., DaimlerChrysler AG., Nissan North America, Inc. and Toyota Motor Manufacturing North America, Inc. Based on the collection rights acquired by the Leaf Spring Export Trust 2000, it

entered into a five-year US$175 million Secured Export Loan Agreement. The principal amount of the loan will be repaid in forty-eight monthly installments commencing in the thirteen month following July 2001. During the grace period, interest was payable quarterly and was paid on a monthly basis together with each payment of the principal amount. The interest rate is determined on the basis of LIBOR plus an applicable margin, depending on the company's leverage ratio.

The credit agreement imposes certain operating restrictions and financial covenants on the company, Rassini and Rassini Autopartes, which affect, and in many respects limit or prohibit, among other things, the company's ability to pay dividends, to incur indebtedness, to create liens and to carry out certain asset sales.

As of March 31, 2001, the company was not in compliance with the ratios of "Consolidated Total Debt to Consolidated EBITDA" and "Interest Coverage" specified in the credit agreement. On May 24, 2001, the company and the banks agreed to amend the credit agreement and waive the covenant violations in exchange for: a) a limit on the company's capital expenditures for each of the following five years beginning in 2001, and b) a prohibition for SANLUIS and Rassini Autopartes and its subsidiaries to enter into any transaction involving the payment of money to SANLUIS and any mining or brake subsidiary.

As a result of the events mentioned in Note 1b., the company was not in compliance with the amended ratios as of September 30, 2001 and negotiated with the banks to defer the next four principal payments due under the SEL.

On October 17, 2001, the company and the banks entered into a short-term "Standstill and
Waiver Agreement" (Standstill) pursuant to which the banks agreed to waive certain defaults and not to execute any legal action during the Standstill term.

On March 17, 2002 the banks involved in the SEL and other creditors of the Suspension group in Mexico signed an agreement in principle pursuant to which all the banks accepted:

a. Negotiation of a debt-restructuring package including the loans in which Rassini and the Suspension subsidiaries in Mexico were the primary obligors, and the loans of SANLUIS and Rassini Autopartes guaranteed by Rassini and Rassini Autopartes.

b. Total debt of the Suspension Group at December 31, 2001 amounted to US$ 238.5 million. This debt was broken down into a Tranche A, amounting to US$176.6 million; Tranche B, amounting to US$57.5 million. The terms and maturity of credits from BBVA Bancomer and the Mexican Federal Government amounting to US$2.0 million and US$2.4 million, were not modified.

c. 63% of Tranche A will be repaid on an increasing installment basis after a two-year principal grace period. The remaining 37% will be due in a single payment on December 31, 2008. This tranche is guaranteed by all wholly-owned subsidiaries of the Suspension and Brake groups, and by all of the tangible and intangible assets of those subsidiaries. Tranche B will be due in a

single payment on December 31, 2008.

d. Total debt will be subject to interest payable quarterly at the "Eurodollar Rate" plus 3.50%.

e. This agreement will be effective after a six-month period beginning on March 17, 2002, that may be extended for six more months. During this period the company must restructure SANLUIS' debt.

At December 31, 2001 the SEL and other restructured loans are classified in the long-term, in accordance with Circular 46 "Short-term liabilities refinanced to long-term after the date of the financial statements".

Euro Commercial Paper

At the date of the financial statements, US$77.5 million had been drawn down and was overdue. However, no notice of acceleration had been given to SANLUIS as of the date of issuance of the financial statements.

SANLUIS has begun a debt-restructuring process once it has signed an agreement in principle to restructure the debt of the Suspension group.
JP Morgan Chase Bank (Chase)

Between 1998 and 2000 SANLUIS entered into certain derivative transactions with Chase, which included interest rate swaps, dollar-peso swaps and equity swaps, of which the original maturities were mainly between June 2003 and July 2004. On October 4, 2001, as a result of the company's default on the repayment of principal and interest required by the Euro Commercial Paper and the Eurobonds ("cross default"), Chase demanded payment from SANLUIS and Rassini Autopartes. Pursuant to an agreement dated October 18, 2001, SANLUIS, Rassini Autopartes and Chase agreed an aggregate amount of US$46.5 million payable by SANLUIS in respect of the termination of the foregoing transactions, net of collateral amounting to US$12.5 million. Of the total effect of this transaction US$41 million was recorded as a charge to stockholders' equity. The remaining US$18 million was recorded as part of the comprehensive financing cost. This debt was included as part of the debt restructuring package of the Suspension group and will be paid in December 2008. During this term this debt will be subject to an interest rate equal to the Eurodollar Rate plus 3.5%.

Syndicated loan of Fundimak, S. A. de C. V. (Fundimak)

On October 20, 2000, Fundimak (a subsidiary of SANLUIS Developments) received a loan of US$40 million. The proceeds were applied during 2001 to finance the expansion of the plants of the Brake group. The principal amount of the loan will be repaid in forty-two monthly installments, as follows:

Year	Months	Installment Amount
2002	May to December	US$ 666,666.67
2003	January to October	US$ 666,666.67
	November and December	US$ 1,166,666.67
2004	January to December	US$ 1,166,666.67

2005 January to October US$ 1,166,666.67

As of September 30, 2001, the company was not in compliance with the "Total Debt Service Coverage Ratio", the "Debt Service Coverage Ratio" or the "Interest Coverage Ratio" specified in the loan agreement. On December 21, 2001, the company and the banks agreed to amend the loan agreement and waive the covenant violations as of September 30, and December 31, 2001 and for the year 2002 in exchange for: a) a prepayment amounting to US$2 million applied to the last two installments; b) an increase in the margin used to determine the interest rate during 2002; and c) a limit on the company's capital expenditures of US$6 million for the year 2002. In addition, Inmobiliaria Rassini, S. A. de C. V. and Rassini Frenos, S. A. de C. V., both subsidiaries of Fundimak, guaranteed the obligations under the credit agreement with a mortgage on the building, constructions and machinery of the new plant of the Brake group for US$15.8 million.
Other loans payable in US dollars

Other loans are as follows:

	December 31, 2001	December 31, 2000	Guaranty
HSBC Bank (1)	Ps 137,538	Ps 50,254	None
Banco Nacional de México, S. A.	135,704	149,962	None
Credit Agricole Indosuez*	73,355	80,407	None
Standard Chartered Bank	55,015	100,508	None
RZB Finance LLC (1)	45,846	50,254	None
Commerce Bank, N. A. (1)	45,846		None
JP Morgan Chase Bank	45,846	110,559	None
BBVA Bancomer, S. A.	18,584	47,435	Machinery of Rassini
Bank of Tokyo	14,671	25,127	None
Other	20,930	32,277	None
	Ps 593,335	Ps 646,783	

* Loan contracted directly by SANLUIS and past due at December 31, 2001.
(1) These loans were included in the debt restructuring package of the Suspension group.

At December 31, 2001, the company has no credit facilities available from any Mexican or foreign banks.

NOTE 8 - COMPREHENSIVE FINANCING COST:

	Year ended December 31, 2001	Year ended December 31, 2000
Interest expense	(Ps 654,937)	(Ps 562,726)
Other financing income and expenses - Net	29,066	(23,901)
Exchange gain (loss) - Net	125,678	(53,425)
Gain on net monetary position	221,549	386,781

(Ps 278,644) (Ps 253,271)

NOTE 9 - SPECIAL ITEM:

Over the last three years, the company's subsidiaries have reorganized and developed a restructuring plan in order to reduce costs and improve productivity and asset utilization which included laying off employees and writing-off long-lived assets, such as inventories and fixed assets.

Since these expenses are not part of the subsidiaries' regular operations, they are shown as a special item in the consolidated statement of income:

	Year ended December 31,	
	2001	2000
Write-off of assets (Brake and Suspension groups)	Ps 26,559	Ps 129,198
Severance to personnel	40,173	31,167
Other		25,959
	Ps 66,732	Ps 186,324

NOTE 10 - STOCKHOLDERS' EQUITY:

a. Capital structure

At December 31, 2001, the authorized and outstanding shares (by series) of the company were as follows:

	Number of shares	
Series	Authorized	Paid-in and outstanding
"A"	108,874,950	107,664,450
"B"	54,437,472	40,097,706
"C"	54,437,472	40,097,706
"D"	54,437,472	40,097,706
	272,187,366	227,957,568

The company's Series "A" (which may only be acquired by Mexicans) and "B" shares have full voting rights. Series "C" shares have no voting rights, and Series "D" shares have limited voting rights and are convertible to Series "A" shares on November 30, 2004. Additionally, Series "D" shares have the right to receive a cumulative preferred dividend of Ps0.0048 per share, equivalent to 5% of the theoretical value of the shares. If dividends are paid on the other series of shares, Series "D" shares are entitled to a dividend equal to 130% of the amount paid in respect of the Series "A", "B" and "C" shares.

The authorized variable portion of the capital stock has a limit of ten times the fixed minimum.

In the event dividends are paid from retained earnings not arising from the Net After-Tax Profit Account (CUFIN), tax is payable according to the Income

Tax Law. In the event of a reduction of capital, any excess of stockholders' equity over the balances of the capital contribution, net tax profit and net reinvested tax profit accounts will be treated for Mexican tax purposes as dividends. At December 31, 2001, the consolidated CUFIN amounted to Ps831,675, determined in accordance with current tax regulations.

b. Analysis of stockholders' equity components

Below are the nominal values of the components of stockholders' equity, with their related restatement increments:

	December 31, 2001	December 31, 2000
Capital stock:		
Nominal value	Ps 21,985	Ps 21,985
Restatement increase	806,771	806,771
	Ps 828,756	Ps 828,756
Paid-in capital:		
Nominal value	Ps 419,441	Ps 419,441
Restatement increase	735,703	735,703
	Ps 1,155,144	Ps 1,155,144
Reserve for repurchase of shares:		
Nominal value	Ps 256,340	Ps 256,340
Restatement increase	210,300	210,300
	Ps 466,640	Ps 466,640

	December 31, 2001	December 31, 2000
Retained earnings:		
Unappropriated:		
Nominal value	Ps 990,762	Ps 1,247,906
Restatement increase	4,009,593	3,642,764
Appropriated to the statutory reserve:		
Nominal value	4,056	4,056
Restatement increase	9,999	9,999
	Ps 5,014,410	Ps 4,904,725

c. Comprehensive (loss) income

Comprehensive income is analyzed as follows:

Income of majority stockholders	Ps 109,685	Ps 184,884
Deficit in the restatement of capital	(576,718)	(433,178)

FILE No. 82-2867

Initial recognition of deferred income tax		(386,418)
Effects of minority stockholders	(52,755)	(53,453)
Comprehensive loss	(Ps 519,788)	(Ps 688,165)

d. Derivative financial instruments

In July 1998, SANLUIS entered into a derivative operation with Credit Suisse First Boston NY (CSFB) under which CSFB swapped the future appreciation of SANLUIS CPO's for floating interest payments (LIBOR plus 1.2 points). On July 24, 2001 and on January 24, 2002, SANLUIS defaulted on interest payments and on February 12, 2002, CSFB demanded payment from the company of all the obligations under this transaction. The termination value of the swap has not been guaranteed by any SANLUIS subsidiary.

At December 31, 2001 the company had recorded a provision amounting to Ps24,938.

NOTE 11 - INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING:

	Year ended December 31,	
	2001	2000
Income tax	Ps 22,485	Ps 27,505
Deferred income tax	(241,621)	14,746
Asset tax	715	5,075
Employees' statutory profit sharing	12,894	28,923
	(Ps 205,527)	Ps 76,249

In accordance with the Asset Tax Law, for the years ended December 31, 2001 and 2000, the company determined consolidated asset tax amounting to Ps39,040 and Ps37,515 (nominal pesos), respectively. In both years, the company eliminated the total amount due to the immediate deduction of fixed assets.

The company's subsidiaries file individual income tax returns. In addition, SANLUIS files a consolidated tax return, which includes all subsidiaries. The Mexican Income Tax Law limits the tax consolidation to 60% of the parent's equity interest.

Taxable income differs from financial pre-tax income mainly because of: (i) the immediate tax deduction of fixed assets, inventory purchases and exploration expenses; (ii) the gain on monetary position; and (iii) other items which are not fully taxable and the effect of certain inflation adjustments for tax purposes.

In accordance with the tax law amendments in effect as from January 1, 2002, the corporate income tax rate will be gradually reduced by 1% per annum beginning in the year 2003 until it reaches 32% in 2005.

As a result of the early termination of derivative operations mentioned in Note 7, certain amendments to the Income Tax Law and favorable resolutions of

tax claims promoted by the company in 2000, additional tax loss carryforwards were generated in 2001 amounting to Ps1,413,406. At December 31, 2001 the company had tax loss carryforwards amounting to Ps1,553,060 that mature between 2009 and 2011.
Significant items comprising the company's net deferred tax assets and liabilities are as follows:

	Year ended December 31,	
	2001	2000
Deferred income tax liabilities:		
Inventories	Ps 116,345	Ps 104,174
Property, machinery and equipment	469,349	512,989
Other assets	47,137	51,821
	632,831	668,984
Deferred income tax assets:		
Operating loss carryforwards	543,571	48,879
Asset tax carryforwards	112,761	150,640
Accruals	95,766	59,365
Other	34,940	11,485
	787,038	270,369
Net deferred income tax assets (liabilities)	Ps 154,207	(Ps 398,615)

At December 31, 2001, the company had recoverable asset tax of Ps36,319 in nominal pesos (Ps112,761 restated), whose right to be recovered in the years in which the income tax exceeds asset tax expires as shown below:

	Amount	
Year of expiration	Historical	Restated
2002	Ps 8,723	Ps 35,470
2003	5,742	21,228
2004	7,402	25,593
2005	9,632	24,826
2009	4,820	5,644
	Ps 36,319	Ps 112,761

NOTE 12 - SEGMENT INFORMATION:

Following is certain information related to the company's business segments:

	Year ended December 31,	
	2001	2000
Net sales:		

FILE No. 82-2807

Auto parts Ps 4,159,189 Ps 4,819,424
Mining 590,924 554,177

Ps 4,750,113 Ps 5,373,601

Operating income:

Auto parts Ps 142,412 Ps 609,475
Mining 116,144 18,340
Corporate income and other 18,866 71,910

Ps 277,422 Ps 699,725

NOTE 13 - COMMITMENT:

Rassini Frenos, S. A. de C. V. (a subsidiary of Fundimak) entered into a noncancelable lease contract with respect to machinery and equipment amounting to US$18 million. Pursuant to the lease contract, due to SANLUIS' failure to comply with its obligations under the Indenture of the Eurobonds due 2008, all future rents would be immediately payable. As of the date of issuance of the financial statements, Rassini Frenos had complied with all of its obligations under the contract and the company had not received notice to accelerate the payment of the future rents amounting to US$23 million.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2001**
SANLUIS CORPORACION , S. A. DE C. V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				COQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
2 ADMINISTRACION Y CONTROL SANLUIS, S.A. DE C.V.	TENEDORA	,244,471,244	99.99	1,244,471	256,962
3 MINAS LUISMIN, S.A. DE C.V.	TENEDORA	,351,056,746	99.99	1,351,057	1,128,235
4 SANLUIS RASSINI AUTOPARTES, S.A. DE C.V.	TENEDORA	,724,058,730	99.99	1,724,059	2,180,699
TOTAL INVESTMENT IN SUBSIDIARIES				**4,319,587**	**3,565,896**
ASSOCIATEDS					
1 BREMBO RASSINI, S.A DE C.V.	PRODUCCION Y VENTA DE DISCOS Y ROTORES	337,610	49.00	31,335	89,809
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**31,335**	**89,809**
OTHER PERMANENT INVESTMENTS					**131,149**
TOTAL					**3,786,854**

NOTES

(1) Se entiende por empresas Subsidiarias a lo que se establece en los términos de los incisos b) y e), y empresas Asociadas en los términos de los incisos f) y g) del párrafo 3 del boletín B-8.
(2) Porcentaje en relación al total de Capital Social pagado en la empresa de referencia.
(3) Para este propósito deberá observarse lo establecido por la disposición cuarta incisos 1 y 2 de la circular 11-10, expedida por la Comisión Nacional Bancaria y de Valores.
(4) En este renglón se deberán especificar el número de Subsidiarias (Asociadas) que integran el renglón de otras Subsidiarias (Asociadas) y los totales de número de acciones, costo de adquisición y valor actual.

STOCK EXCHANGE COD **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

JUDGED INFORMATION

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	572,656	48,651	524,005	899,466	282,864	1,140,607
MACHINERY	2,495,862	567,832	1,928,030	2,039,029	931,175	3,035,884
TRANSPORT EQUIPMENT	35,632	11,342	24,290	23,255	24,001	23,544
OFFICE EQUIPMENT	37,670	10,505	27,165	40,471	28,700	38,936
COMPUTER EQUIPMENT	101,237	44,369	56,868	18,215	39,858	35,225
OTHER	606,140	131,326	474,814	581,662	268,591	787,885
DEPRECIABLES TOTAL	**3,849,197**	**814,025**	**3,035,172**	**3,602,098**	**1,575,189**	**5,062,081**
NOT DEPRECIATION ASSETS						
GROUNDS	77,279	0	77,279	83,107	0	160,386
CONSTRUCTIONS IN PROCESS	220,848	0	220,848	(5)	0	220,843
OTHER	137,666	0	137,666	23,748	0	161,414
NOT DEPRECIABLE TOTAL	**435,793**	**0**	**435,793**	**106,850**	**0**	**542,643**
TOTAL	**4,284,990**	**814,025**	**3,470,965**	**3,708,948**	**1,575,189**	**5,604,724**

NOTES

El total de la columna del Valor en Libros más la Revaluación menos la Depreciación de la Revaluación deberá validar con la cuenta de Activo Fijo Neto del Estado de Situación Financiera (S12).

28/02/1999 13:48

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
The Chase Manhattan Bank N.A	14/01/2002	6.50	0	0	0	0	0	0	0	0	0	45,846	0	0	0	0
Crédit Agricole Indosuez	30/10/2001	6.26	0	0	0	0	0	0	0	0	0	73,354	0	0	0	0
Banco de Venezuela	25/09/2001	7.41	0	0	0	0	0	0	0	0	0	0	0	0	0	45,846
Standard-Chartered Bank	03/12/2002	2.27	0	0	0	0	0	0	0	0	0	55,015	0	0	0	0
HSBC Bank plc.	07/01/2002	6.60	0	0	0	0	0	0	0	0	0	0	0	4,150	5,187	36,509
HSBC Bank plc.	07/01/2002	6.84	0	0	0	0	0	0	0	0	0	0	0	4,150	5,187	36,509
HSBC Bank plc.	22/02/2002	6.52	0	0	0	0	0	0	0	0	0	0	0	4,150	5,187	36,509
RZB Finance	26/10/2001	10.39	0	0	0	0	0	0	0	0	0	0	0	4,150	5,187	36,509
Banco Nacional de México S.A	04/01/2002	5.94	0	0	0	45,846	0	0	0	0	0	0	0	0	0	0
Banco Nacional de México S.A	04/01/2002	5.94	0	0	0	89,858	0	0	0	0	0	0	0	0	0	0
WITH WARRANTY																
Bancomer, S.A.	01/07/2002	6.01	0	0	0	2,952	0	0	0	0	0	0	0	0	0	0
Bancomer, S.A.	21/10/2002	4.56	0	0	0	1,199	0	0	0	0	0	0	0	0	0	0
Bancomer, S.A.	23/12/2002	5.95	0	0	0	3,530	1,765	0	0	0	0	0	0	0	0	0
Bancomer, S.A.	01/01/2002	7.01	0	0	0	6,092	3,047	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
The Chase Manhattan Bank N.A	18/03/2008	8.88	0	0	0	0	0	0	0	0	0	1,833,841	0	0	0	0
The Chase Manhattan Bank N.A	25/05/2005	5.60	0	0	0	0	0	0	0	0	0	0	0	39,317	49,146	345,919
The Chase Manhattan Bank N.A	25/05/2005	5.60	0	0	0	0	0	0	0	0	0	0	0	30,190	37,738	265,620
The Chase Manhattan Bank N.A	25/05/2005	5.60	0	0	0	0	0	0	0	0	0	0	0	18,223	22,779	160,330
The Chase Manhattan Bank N.A	25/05/2005	5.60	0	0	0	0	0	0	0	0	0	0	0	15,186	18,982	133,608
The Chase Manhattan Bank N.A	25/05/2005	5.60	0	0	0	0	0	0	0	0	0	0	0	15,186	18,982	133,608
The Chase Manhattan Bank N.A	25/05/2005	5.60	0	0	0	0	0	0	0	0	0	0	0	12,006	15,010	105,633
HSBC Issuer Services	20/09/2001	9.00	0	0	0	0	0	0	0	0	0	45,846	0	0	0	0
HSBC Issuer Services	14/09/2001	9.00	0	0	0	0	0	0	0	0	0	22,923	0	0	0	0
HSBC Issuer Services	07/11/2001	8.13	0	0	0	0	0	0	0	0	0	45,846	0	0	0	0
HSBC Issuer Services	07/11/2001	8.13	0	0	0	0	0	0	0	0	0	45,846	0	0	0	0
HSBC Issuer Services	08/10/2001	9.00	0	0	0	0	0	0	0	0	0	64,184	0	0	0	0

13:48 20/01/1999

FILE No.82-2867

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
HSBC Issuer Services	19/10/2001	9.00	0	0	0	0	0	0	0	0	0	36,677	0	0	0	0
HSBC Issuer Services	08/11/2001	9.00	0	0	0	0	0	0	0	0	0	27,508	0	0	0	0
HSBC Issuer Services	27/11/2001	9.00	0	0	0	0	0	0	0	0	0	45,846	0	0	0	0
HSBC Issuer Services	28/11/2001	9.00	0	0	0	0	0	0	0	0	0	36,677	0	0	0	0
HSBC Issuer Services	28/11/2001	9.00	0	0	0	0	0	0	0	0	0	45,846	0	0	0	0
HSBC Issuer Services	28/11/2001	9.00	0	0	0	0	0	0	0	0	0	45,846	0	0	0	0
HSBC Issuer Services	05/12/2001	9.00	0	0	0	0	0	0	0	0	0	68,769	0	0	0	0
HSBC Issuer Services	14/12/2001	9.13	0	0	0	0	0	0	0	0	0	27,508	0	0	0	0
HSBC Issuer Services	14/12/2001	10.00	0	0	0	0	0	0	0	0	0	13,754	0	0	0	0
HSBC Issuer Services	18/01/2002	10.00	0	0	0	0	0	0	0	0	0	22,923	0	0	0	0
HSBC Issuer Services	18/01/2002	10.00	0	0	0	0	0	0	0	0	0	27,508	0	0	0	0
HSBC Issuer Services	14/02/2002	10.00	0	0	0	0	0	0	0	0	0	45,846	0	0	0	0
HSBC Issuer Services	14/02/2002	10.00	0	0	0	0	0	0	0	0	0	9,169	0	0	0	0
HSBC Issuer Services	27/11/2001	10.00	0	0	0	0	0	0	0	0	0	9,169	0	0	0	0
HSBC Issuer Services	27/11/2001	10.00	0	0	0	0	0	0	0	0	0	9,169	0	0	0	0
HSBC Issuer Services	14/02/2002	10.00	0	0	0	0	0	0	0	0	0	13,754	0	0	0	0
Scotia Bank Inverlat	25/09/2005	5.35	0	0	0	48,901	82,523	128,369	88,636	0	0	0	0	0	0	0
The Chase Manhattan Bank N A	25/09/2005	4.35	0	0	0	0	0	0	0	0	0	0	0	0	0	426,138
The Bank of Tokyo-Mitsubishi	26/02/2003	9.34	0	0	0	0	0	0	0	0	0	11,003	3,668	0	0	0
Bank of Bermuda Limited	15/12/2002	4.15	0	0	0	0	0	0	0	0	0	20,819	0	0	0	0
Bank of Bermuda Limited	15/12/2002	4.15	0	0	0	0	0	0	0	0	0	2,716	0	0	0	0
TOTAL BANKS			0	0	0	198,378	87,335	128,369	88,636	0	0	2,753,208	3,668	146,708	183,385	1,762,738

13:48 20/01/1999

FILE No. 82-2867

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																

13:48 20/01/1999

FILE No. 82-2867

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
DIVISION AUTOPARTES			0	0	0	0	0	0	0	0	0	0	0	0	0	0
NICHIMEN			0	0	0	0	0	0	0	0	0	129,846	0	0	0	0
SLATER STEELS			0	0	0	0	0	0	0	0	0	94,647	0	0	0	0
HENDRICKSON SPRING			0	0	0	0	0	0	0	0	0	78,659	0	0	0	0
DUFERCO STEEL			0	0	0	0	0	0	0	0	0	46,273	0	0	0	0
MC STEEL TRADE CENTER			0	0	0	0	0	0	0	0	0	39,122	0	0	0	0
ACEROS VILLARES			32,957	0	0	0	0	0	0	0	0	0	0	0	0	0
ACEROS RGC			23,426	0	0	0	0	0	0	0	0	0	0	0	0	0
STEELCO MC MASTER INC			0	0	0	0	0	0	0	0	0	20,523	0	0	0	0
MONROE MEXICO			2,459	0	0	11,558	0	0	0	0	0	2,661	0	0	0	0
FLEXIBLE PRODUCTS			0	0	0	0	0	0	0	0	0	11,894	0	0	0	0
GERDAU			10,864	0	0	0	0	0	0	0	0	0	0	0	0	0
MATERIALS PROCESSING			0	0	0	0	0	0	0	0	0	10,743	0	0	0	0
PARTES DE PLASTICO			732	0	0	4,907	0	0	0	0	0	0	0	0	0	0
AUTOTRANSPORTES ORTEGA TAFOY			5,487	0	0	0	0	0	0	0	0	0	0	0	0	0
GENERAL FASTENERS			0	0	0	1,729	0	0	0	0	0	3,086	0	0	0	0
PPG INDUSTRIES DE MEXICO			1,482	0	0	3,066	0	0	0	0	0	0	0	0	0	0
R. A. BRIQUET SA DE CV			4,231	0	0	0	0	0	0	0	0	0	0	0	0	0
VOLCLAY DE MEXICO			0	0	0	4,052	0	0	0	0	0	0	0	0	0	0
JACKSON TUBE SERVICES			0	0	0	0	0	0	0	0	0	3,271	0	0	0	0
MAQUINADOS Y TROQUELADOS			2,834	0	0	0	0	0	0	0	0	0	0	0	0	0
OTROS PROVEEDORES			64,053	0	0	39,134	0	0	0	0	0	31,827	0	0	0	0
DIVISION MINAS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
ATLAS COPCO MEXICANA			1,603	0	0	0	0	0	0	0	0	0	0	0	0	0
BAKER HUGHES MINING TOOLS			0	0	0	417	0	0	0	0	0	0	0	0	0	0
BORDER STEEL, INC.			0	0	0	192	0	0	0	0	0	0	0	0	0	0
DIESEL INDUSTRIAL CORPORATIO			0	0	0	298	0	0	0	0	0	0	0	0	0	0
DRILAR CO.			0	0	0	156	0	0	0	0	0	0	0	0	0	0

13:48 20/01/1999

FILE No. 82-2867

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
DUPONT, S.A. DE C.V.			5,201	0	0	0	0	0	0	0	0	0	0	0	0	0
ENERGETICOS DE DURANGO			1,254	0	0	0	0	0	0	0	0	0	0	0	0	0
EQUIPOS EXPLOSIVOS DEL NORTE			4,525	0	0	0	0	0	0	0	0	0	0	0	0	0
FORPRODUCTS CORPORATION			0	0	0	310	0	0	0	0	0	0	0	0	0	0
FROG, SWITCH & MANUFACTURING			0	0	0	354	0	0	0	0	0	0	0	0	0	0
GENERAL PRODUCTOS COMPANY			787	0	0	0	0	0	0	0	0	0	0	0	0	0
IMPLEMENTOS MINEROS			3,656	0	0	0	0	0	0	0	0	0	0	0	0	0
MINERO DIESEL DE MEXICO, S.A.			1,022	0	0	0	0	0	0	0	0	0	0	0	0	0
MINERO DIESEL SUPPLY			0	0	0	413	0	0	0	0	0	0	0	0	0	0
MOLY-COP MEXICO, S.A. DE C.V.			2,491	0	0	0	0	0	0	0	0	0	0	0	0	0
MULTILLANTAS GRIMALDI, S.A.			1,237	0	0	0	0	0	0	0	0	0	0	0	0	0
REFACCIONES NEUMATICAS LA PA			856	0	0	0	0	0	0	0	0	0	0	0	0	0
SEGURIDAD INDUSTRIAL DEL BAJ			859	0	0	0	0	0	0	0	0	0	0	0	0	0
REPRESENTANTES INDUSTRIALES			1,055	0	0	0	0	0	0	0	0	0	0	0	0	0
SVEDALA, S.A. DE C.V.			1,778	0	0	0	0	0	0	0	0	0	0	0	0	0
OTROS PROVEEDORES			17,159	0	0	1,103	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			192,008	0	0	67,689	0	0	0	0	0	472,532	0	0	0	0

13:48 20/01/1999

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTROS PASIVOS			143,452	0	0	343,807	5,146	5,292	2,670	2,670	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			143,452	0	0	343,807	5,146	5,292	2,670	2,670	0	0	0	0	0	0
			335,460	0	0	609,874	92,481	133,661	91,306	2,670	0	3,225,740	3,668	146,708	183,385	1,762,738

NOTES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $9.1692 PESOS POR DÓLAR AMERICANO

13:48 20/01/1999

FILE No.82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2001**
SANLUIS CORPORACION , S. A. DE C. V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	410,655	3,844,373	0	0	3,844,373
OTHER	5,035	47,770	0	0	47,770
TOTAL	**415,690**	**3,892,143**			**3,892,143**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	189,933	1,770,073	0	0	1,770,073
INVESTMENTS	0	0	0	0	0
OTHER	109,488	1,033,574	0	0	1,033,574
TOTAL	**299,421**	**2,803,647**			**2,803,647**
NET BALANCE	**116,269**	**1,088,496**			**1,088,496**
FOREING MONETARY POSITION					
TOTAL ASSETS	**87,423**	**801,599**	**6,685**	**61,296**	**862,895**
LIABILITIES POSITION	**671,494**	**6,157,054**	**10,380**	**95,176**	**6,252,230**
SHORT TERM LIABILITIES POSITION	283,977	2,603,838	10,380	95,176	2,699,014
LONG TERM LIABILITIES POSITION	387,517	3,553,216	0	0	3,553,216
NET BALANCE	**(584,071)**	**(5,355,455)**	**(3,695)**	**(33,880)**	**(5,389,335)**

05/01/1999 13:48

NOTES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $9.1692 PESOS POR DÓLAR AMERICANO

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR **2001**
SANLUIS CORPORACION , S. A. DE C. V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	2,011,171	6,801,352	4,790,181	1	26,346
FEBRUARY	2,430,842	6,717,066	4,286,224	0	(2,572)
MARCH	2,194,254	6,936,528	4,742,274	1	29,876
APRIL	2,646,518	6,241,163	3,594,645	1	17,973
MAY	2,732,237	6,320,913	3,588,676	0	7,895
JUNE	2,655,632	6,203,542	3,547,910	0	8,160
JULY	2,390,104	6,332,903	3,942,799	0	(9,857)
AUGUST	1,935,634	6,982,651	5,047,017	1	29,777
SEPTEMBER	1,869,650	7,030,491	5,160,841	1	47,996
OCTOBER	1,982,136	6,952,833	4,970,697	0	22,368
NOVEMBER	2,006,944	6,904,889	4,897,945	0	18,122
DECEMBER	2,118,468	6,887,197	4,768,729	0	20,506
ACTUALIZATION:	0	0	0	0	4,959
CAPITALIZATION:	0	0	0	0	0
FOREIGN CORP.:	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					**221,549**

12/01/1999 13:48

NOTES

FILE No. 82-2867

STOCK EXCHANGE CODE: QUARTER: YEAR:
SANLUIS CORPORACION , S. A. DE C. V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2001**
SANLUIS CORPORACION , S. A. DE C. V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
DIVISION MINAS		0	0
BENEFICIO "PERIHUETE" (3)	MINERA	1,100	85
BENEFICIO SAN ANTONIO (3)	MINERA	330	77
BENEFICIO SAN MARTIN (3)	MINERA	820	90
BENEFICIO LA GUITARRA (3)	MINERA	230	60
DIVISION AUTOPARTES		0	0
RASSINI XALOSTOC (1)	FABRICACION Y VENTA DE MUELLES	2,400	80
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE RESORTES	3,500	63
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE MUELLES	4,900	47
RASSINI	FABRICACION Y VENTA DE BARRAS	2,125	77
TORSION BARS (1)	DE TORSION	0	0
HENDRICKSON RASSINI (1)	FABRICACION Y VENTA DE MUELLES	900	59
SUSPENSIONES RASSINI (1)	FABRICACION Y VENTA DE MUELLES	3,400	77
RASSINI	FABRICACION Y VENTA DE DISCOS,	0	0
FRENOS (1)	TAMBORES Y ROTORES	7,600	85
BYPASA (1)	FABRICACION Y VENTA DE BUJES	30,000	71
MUELLES BRASIL (2)	FABRICACION Y VENTA DE MUELLES	40,600	87
RESORTES BRASIL (1)	FABRICACION Y VENTA DE RESORTES	2,600	78

14/01/1999 13:48

NOTES

(1) MILES DE PIEZAS ANUALES
(2) TONELADAS ANUALES
(3) TONELADAS MOLIDAS DE ROCA DIARIAS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
DIVISION MINAS					
BOLA Y BARRAS DE MOLINO	MOLY COP MEXICO, S.A.	BOLA Y BARRAS DE M	BORDER STEEL INC.	SI	1.72
EXPLOSIVOS Y ARTIFICIOS	IMPLEMENTOS Y SERVI				4.38
	EQ. Y EXPL. NOROESTE				
BARRAS Y BROCAS DE BARR	ATLAS COPCO MEXICAN				1.50
	BAYASA				
		REFAC. Y PARTES P/S	MINERO DIESEL SUPPLY	SI	2.13
LAINAS	AMSCO MEX., S.A.	LAINAS	SVEDALA, S.A. DE C.V.	SI	1.50
COMBUSTIBLES	ENERGETICOS DE DURA				4.53
CIANURO (REACTIVO)	DUPONT, S.A. DE C.V.				7.10
LLANTAS GIGANTES	MARUBENI, S.A. DE C.V.	LLANTAS GIGANTES	MULTILLANTAS GRIMAL	SI	0.91
DIVISION AUTOPARTES					
		SOLERA	MC STEEL TRADE CENT		64.19
		SOLERA	DUFERCO		78.51
			SLATER STEEL INC.		
			NICHIMEN CANADA INC.		
			TOYOTA TSUSHO AMERI		
SOLERA	VILLARES (BRASIL)				54.87
	GERDAU (BRASIL)				
		BARRA REDONDA	STELCO INC.		60.18
		BARRA P/FABRIC. DE	JACKSON TUBE		57.43
		BARRAS DE TORSION	STELCO		
CHATARRA DE 1a. AUTOMOT			MATERIALS PROCESSIN		28.65
			IND. AUXILIAR DE FUNDI		
	VOLCLAY DE MEXICO SA				

NOTES

12/01/1999 13:48

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
DIVISION AUTOPARTES							
(PZAS)MUELLES	8,101,340	2,091,205	847,213	316,927		RASSINI	ARMADORAS AUTOMO
(PZAS) BARRAS DE TORSION	1,700,738	131,360	681,784	38,052		RASSINI	ARMADORAS AUTOMO
(PZAS) RESORTES HELICOIDALES	3,029,738	144,279	1,497,335	68,975		RASSINI	ARMADORAS AUTOMO
(PZAS) DISCOS TAMBORES, ROTORES	7,346,238	771,932	4,276,302	383,681		RASSINI	ARMADORAS AUTOMO
(TONS) BRASIL	39,840	303,689	37,165	337,521		RNA	ARMADORAS AUTOMO
ORO Y PLATA (ONZAS)	5,849,040	338,888					
TOTAL		3,781,353		1,145,156			

FILE No.82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ORO (ONZAS)			98,040	300,328	INGLATERRA Y E.U.A.	LUISMIN	ROTHSCHILD
							CHASE MANHATTAN B MITSUI & CO. MORGAN STANLEY &
PLATA (ONZAS)			5,751,000	290,596	INGLATERRA Y E.U.A.	LUISMIN	ROTHSCHILD
							CHASE MANHATTAN B MITSUI & CO. MORGAN STANLEY &
DIVISION AUTOPARTES							
(PZAS) MUELLES			7,623,523	2,344,511	E.U.A. Y CANADA	RASSINI	ARMADORAS AUTOMO
(PZAS) BARRAS DETOR			1,077,439	112,529	E.U.A.	RASSINI	ARMADORAS AUTOMO
(PZAS) RESORTES HELICOIDALES			1,576,100	94,197	E.U.A.	RASSINI	ARMADORAS AUTOMO
(PZAS) DISCOS, TAMBORES, ROTORES			2,511,391	433,121	E.U.A.	RASSINI	ARMADORAS AUTOMO
(TONS) BRASIL			2,663	29,675		RNA	ARMADORAS AUTOMO
TOTAL				3,604,957			

NOTES

El volumen se representa en unidades.
El monto se representa en miles de pesos.
Las ventas de Brasil corresponden a Muelles y Resortes y se consideran nacionales las que se realizan en Brasil y de exportación las que se realizan fuera de éste.

12/01/1999 13:48

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** 796,623

Number of shares Outstanding at the Date of the NFEA: 227,957,568
(Units)

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
IV	0	0.00	31/12/2001	0.00

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
IV	0	0.00	31/12/2001	0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001 831,675

Number of shares Outstanding at the Date of the NFEA: 227,957,568
(Units)

FILE No. 82-2867

STOCK EXCHANGE CO **SANLUIS**
RAZON SOCIAL: **SANLUIS CORPORACION , S. A. DE C. V**

QUARTER: **1** YEAR: **1997**

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2000**	796,623
Number of shares Outstanding at the Date of the NFEA : (Units)	227,957,568

13:48

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

13:48

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2001**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		9	107,664,450		107,664,450		10,383	
B		9	40,097,706			40,097,706	3,867	
C		9	40,097,706			40,097,706	3,867	
D		9	40,097,706			40,097,706	3,867	
TOTAL			**227,957,568**	**0**	**107,664,450**	**120,293,118**	**21,984**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
227,957,568.00
SHARES PROPORTION BY :

CPO'S : LAS ACCIONES DE LAS SERIES 'B', 'C' Y 'D' NO COTIZAN INDIV
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **4** YEAR: **2001**
SANLUIS CORPORACION , S. A. DE C. V.

JUDGED INFORMATION **CONSOLIDATED**
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **31** **OF** **DECEMBER** **OF** **2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. FRANCISCO JOSE GARZA JIMENEZ
DIRECTOR DE FINANZAS

ING. JUAN CARROLL DE LA TORRE HENSON
DIRECTOR DE FINANZAS CORPORATIVAS

MEXICO, D.F., AT APRIL 22 OF 2002

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: SANLUIS **FECHA:** 1/1/1999 13:48

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	SANLUIS CORPORACION , S. A. DE C. V.
DO MICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-229-58-00
FAX:	5-202-6604
E-MAIL:	sanluis@sanluiscorp.com.mx

AUTOMATICO: X

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	SCO960314EE3
DOMICILIO	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	LIC GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	ING ANTONIO MADERO BRACHO
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING ANTONIO MADERO BRACHO
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604

CLAVE DE COTIZACION: SANLUIS **FECHA:** 1/1/1999 13:48

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C. P. FRANCISCO GARZA JIMENEZ
DOMICILIO: MONTE PELVOUX 220 PISO 7
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-229-5800
FAX: 5-202-3842

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA T
NOMBRE: C. P. FRANCISCO GARZA JIMENEZ
DOMICILIO: MONTE PELVOUX 220 PISO 7
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-229-5800
FAX: 5-202-3842

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FIN
NOMBRE: ING. JUAN CARROLL DE LA TORRE HENSON
DOMICILIO: MONTE PELVOUX 220 PISO 7
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-229-5800
FAX: 5-202-3842

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: RESPONSABLE DEL AREA JURIDICA
NOMBRE: LIC. GUSTAVO ZENIZO GONZALEZ
DOMICILIO: MONTE PELVOUX 220 PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-229-5800
FAX: 5-202-6604

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE: LIC. AGUSTIN SANTAMARINA VAZQUEZ
DOMICILIO: CAMPOS ELISEOS 345 PISO 2
COLONIA: CHAPULTEPEC POLANCO
C. POSTAL: 11560
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-279-5414

CLAVE DE COTIZACION: SANLUIS **FECHA:** 1/1/1999 13:48

FAX: 5-280-3458

PUESTO BMV: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE: LIC. FERNANDO TODD ALVAREZ
DOMICILIO: FRANCISCO PETRARCA 133 DESPACHO 401
COLONIA: CHAPULTEPEC MORALES
C. POSTAL: 11570
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5203-6333
FAX: 5203-6006

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: RESPONSABLE DE INFORMACION A INVERSIONISTAS
NOMBRE: LIC. HECTOR AMADOR ADAM
DOMICILIO: MONTE PELVOUX 220 PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-229-5800
FAX: 5-202-6604

PUESTO BMV:
PUESTO:
NOMBRE: C.P. FRANCISCO GARZA JIMENEZ
DOMICILIO: MONTE PELVOUX 220 PISO 7
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-229-5800
FAX: 5-202-3842

PUESTO BMV:
PUESTO:
NOMBRE: C.P. FRANCISCO GARZA JIMENEZ
DOMICILIO: MONTE PELVOUX 220, PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-229-5800
FAX: 5-202-3842

CLAVE DE COTIZACION: SANLUIS **FECHA : 01/01/1999 13:48**

SANLUIS CORPORACION , S. A. DE C. V.

CONSEJO DE ADMINISTRACION

SERIE **A**

CARGO **PRESIDENTE(S)**

VIGENCIA DEL : 15/03/2001 AL : 15/03/2002
NOMBRE : ING. ANTONIO MADERO BRACHO

CARGO **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 16/03/2000 AL : 16/03/2001
NOMBRE : SR ANTONIO .COSIO ARIÑO

VIGENCIA DEL : 16/03/2000 AL : 16/03/2001
NOMBRE : SR JAVIER BOURS CASTELO

VIGENCIA DEL : 16/03/2000 AL : 16/03/2001
NOMBRE : SR EMILIO CARRILLO GAMBOA

VIGENCIA DEL : 16/03/2000 AL : 16/03/2001
NOMBRE : SR ANTONIO COSIO PANDO

VIGENCIA DEL : 16/03/2000 AL : 16/03/2001
NOMBRE : SR VALENTIN DIEZ MORODO

VIGENCIA DEL : 16/03/2000 AL : 16/03/2001
NOMBRE : SR JAVIER LOPEZ DEL BOSQUE

VIGENCIA DEL : 16/03/2000 AL : 16/03/2001
NOMBRE : LIC ANTONIO MADERO PINSON

VIGENCIA DEL : 16/03/2000 AL : 16/03/2001
NOMBRE : LIC EUGENIO MADERO PINSON

VIGENCIA DEL : 16/03/2000 AL : 16/03/2001
NOMBRE : SR ESTEBAN MALPICA FOMPEROSA

VIGENCIA DEL : 16/03/2000 AL : 16/03/2001
NOMBRE : SR ENRIQUE ROBINSON BOURS ALMADA

VIGENCIA DEL : 16/03/2000 AL : 16/03/2001
NOMBRE : LIC AGUSTIN SANTAMARINA VAZQUEZ

VIGENCIA DEL : 16/03/2000 AL : 16/03/2001
NOMBRE : SR NICOLAS ZAPATA CARDENAS

CARGO **CONSEJERO(S) SUPLENTE(S)**

VIGENCIA DEL : 16/03/2000 AL : 16/03/2001
NOMBRE : SR SANTIAGO COSIO PANDO

CLAVE DE COTIZACION: SANLUIS **FECHA : 01/01/1999 13:48**

SANLUIS CORPORACION , S. A. DE C. V.

CONSEJO DE ADMINISTRACION

VIGENCIA DEL : 16/03/2000 AL : 16/03/2001
NOMBRE : C.P. FRANCISCO GARZA JIMENEZ

VIGENCIA DEL : 16/03/2000 AL : 16/03/2001
NOMBRE : ING. EDUARDO LUNA ARELLANO

VIGENCIA DEL : 16/03/2000 AL : 16/03/2001
NOMBRE : LIC. ENRIQUE VILLASEÑOR EZCURDIA

CARGO **COMISARIO(S) PROPIETARIO(S)**

VIGENCIA DEL : 16/03/2000 AL : 16/03/2001
NOMBRE : C.P. NICOLAS URQUIZA FERNANDEZ DE JAUREGU

CARGO **COMISARIO(S) SUPLENTE(S)**

VIGENCIA DEL : 16/03/2000 AL : 16/03/2001
NOMBRE : C.P. MANUEL CANAL HERNANDO

CARGO **SECRETARIO(S) PROPIETARIO(S)**

VIGENCIA DEL : 16/03/2000 AL : 16/03/2001
NOMBRE : LIC AGUSTIN SANTAMARINA VAZQUEZ

CARGO **SECRETARIO(S) SUPLENTE(S)**

VIGENCIA DEL : 16/03/2000 AL : 16/03/2001
NOMBRE : LIC FERNANDO TODD ALVAREZ

VIGENCIA DEL : 16/03/2000 AL : 16/03/2001
NOMBRE : LIC GUSTAVO ZENIZO GONZALEZ

SERIE **B**

CARGO **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 16/03/2000 AL : 16/03/2001
NOMBRE : SR CLAUDIO X. GONZALEZ LAPORTE

VIGENCIA DEL : 16/03/2000 AL : 16/03/2001
NOMBRE : SR. JAMES R. JONES

CLAVE DE COTIZACION: SANLUIS **FECHA :** 01/01/1999 13:48

SANLUIS CORPORACION , S. A. DE C. V.

CONSEJO DE ADMINISTRACION

SERIE **D**

CARGO **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 16/03/2000 AL : 16/03/2001
NOMBRE : SR. CARLOS AUTREY MAZA

CARGO **CONSEJERO(S) SUPLENTE(S)**

VIGENCIA DEL : 16/03/2000 AL : 16/03/2001
NOMBRE : LIC. GUSTAVO ZENIZO GONZALEZ

CARGO **COMISARIO(S) PROPIETARIO(S)**

VIGENCIA DEL : 16/03/2000 AL : 16/03/2001
NOMBRE : C.P. FERNANDO RUIZ SAHAGUN

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
JUDGED INFORMATION **Final Printing**

r24: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES PAGADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

r26: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES GANADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

s03: En la información financiera relativa al año 2000, reportada a la BMV, tiene una reclasificación por $114,962 miles de pesos, disminuyendo caja y disminuyendo pasivos bancarios, aplicando Normas Internacionales de Contabilidad (NIC-32) que permite compensar activos financieros con pasivos financieros.

La información reportada en el año 2001 no tiene reclasificación alguna, reflejando en el balance una cuenta de "Efectivo restringido", por lo anterior y para hacer comparables los dos ejercicios se reversó la compensación realizada en el año 2000 para el dictamen, situación que no se da en este reporte.

s28: El acuerdo de la reestructura del grupo suspensiones será efectiva al término de un período de seis meses contados a partir del 17 de marzo de 2002, prorrogable por dos períodos de tres meses cada uno. Durante este plazo la compañía deberá reestructurar la deuda de SANLUIS.

Al 31 de diciembre de 2001 los pasivos correspondientes al SEL y a los otros créditos refinanciados están clasificados a largo plazo de conformidad con la Circular 46 "Pasivos a corto plazo que se refinancian a largo plazo con posterioridad a la fecha de los estados financieros".

(ver notas a los estados financieros, nota 7 inciso e.)

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

CLAVE DE COTIZACIÓN: SANLUIS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001 TRIMESTRE: 4 AÑO 2001

(Millones de Pesos) Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act	Año Ant.	Año Act	ño Ant	Año Act.	Año Ant.	Año Act	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
s01	ACTIVO TOTAL	8,213,089	8,778,884	-4,418,114	-4,346,466	1,799,259	1,835,325	6,437,628	6,484,285	4,394,316	4,805,740	0	0
s02	ACTIVO CIRCULANTE	1,278,642	1,848,257	-603,572	-1,308,128	126,237	120,356	1,618,477	1,628,167	137,500	1,407,862	0	0
s03	LARGO PLAZO	320,715	334,070	-3,192,317	-2,952,612	0	0	57,485	49,390	3,455,547	3,237,292	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	89,809	95,858	-26,486	-28,526	0	0	116,295	124,384	0	0	0	0
s05	OTRAS INVERSIONES	131,149	153,919	131,149	153,919	0	0	0	0	0	0	0	0
s06	INMUEBLES, PLANTA Y EQUIPO (NETO)	5,604,724	5,718,775	0	50,642	1,664,008	1,700,875	3,895,797	3,918,707	44,919	48,551	0	0
s07	INMUEBLES, PLANTA Y EQUIPO	7,993,938	7,986,020	2	59,919	2,739,319	2,719,426	5,209,698	5,149,817	44,919	56,858	0	0
s08	DEPRECIACION ACUMULADA	-2,389,214	-2,267,245	-2	-9,277	-1,075,311	-1,018,551	-1,313,901	-1,231,110	0	-8,307	0	0
s09	ACTIVO DIFERIDO (NETO)	1,009,008	877,782	-505,930	-11,984	9,014	14,094	749,574	763,637	756,350	112,035	0	0
s10	PASIVO TOTAL	6,714,744	6,760,750	-1,109,181	-1,309,096	671,354	1,103,460	3,317,895	3,187,321	3,834,676	3,779,065	0	0
s11	PASIVO CIRCULANTE	3,473,865	2,652,338	-1,318,843	-1,276,790	296,441	703,332	1,133,575	1,292,381	3,362,692	1,933,415	0	0
s12	PASIVO A LARGO PLAZO	3,127,078	3,688,473	601,468	-42,004	22,506	90,664	2,031,120	1,629,636	471,984	2,010,177	0	0
s13	CREDITOS DIFERIDOS	0	398,615	-505,607	-11,626	352,407	309,464	153,200	265,304	0	-164,527	0	0
s14	CAPITAL CONTABLE CONSOLIDADO	1,498,345	2,018,133	-3,308,933	-3,037,374	1,127,905	731,865	3,119,733	3,296,964	559,640	1,026,675	0	0
s15	CAPITAL CONTABLE MAYORITARIO	559,641	1,026,674	-3,308,933	-3,037,374	1,128,235	732,213	2,180,699	2,305,158	559,640	1,026,675	0	0
s16	CAPITAL CONTRIBUIDO	1,983,900	1,983,901	-3,958,377	-3,566,655	1,540,748	1,155,765	2,417,629	2,410,887	1,983,900	1,983,901	0	0
s17	CAPITAL GANADO (PERDIDO)	-1,424,259	-957,226	649,444	529,281	-412,513	-423,552	-236,930	-105,729	-1,424,260	-957,226	0	0
s18	FLUJO NETO DE EFECTIVO	477,609	-136,719	866,084	-202	-3,844	-14,285	-44,608	28,998	-340,023	-151,230	0	0

SECTOR 1: MINAS LUISMIN, S.A. DE C.V. Y SUBSIDIARIAS
SECTOR 2: SANLUIS RASSINI AUTOPARTES, S.A. DE C.V. Y SUBSIDI
SECTOR 3: SECTOR HOLDING

1/1/1999 13:48

FILE No. 82-2867

CLAVE DE COTIZACIÓN: SANLUIS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS DE NEGOCIO COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001 TRIMESTRE: 4 AÑO 2001
(Millones de Pesos) Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act.	Año Ant.	Año Act.	ño Ant	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
r01	VENTAS NETAS	4,750,113	5,373,601	0	2,319	590,924	551,858	4,159,189	4,819,424	0	0	0	0
r02	INGRESOS EXTERNOS	4,750,113	5,373,601	0	2,319	590,924	551,858	4,159,189	4,819,424	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	1,116,765	1,405,996	398,729	397,498	160,288	68,371	557,748	940,127	0	0	0	0
r05	GASTOS DE OPERACION	839,343	706,272	398,730	399,318	44,143	50,031	415,336	330,652	-18,866	-73,729	0	0
r06	RESULTADO DE OPERACION	277,422	699,724	-1	-1,820	116,145	18,340	142,412	609,475	18,866	73,729	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	278,644	201,508	26,907	-4,013	12,322	41,145	74,360	135,348	165,055	29,028	0	0
r08	INTERESES PAGADOS	654,937	631,195	-159,479	-275,763	53,683	80,684	294,025	427,504	466,708	398,770	0	0
r09	INTERESES GANADOS	29,066	96,332	-186,387	-275,061	2,188	3,196	101,574	110,212	111,691	257,985	0	0
r10	RESULTADO POR POSICION MONETARIA	-221,549	-386,781	-39,899	-82,162	19,950	39,425	-69,229	-199,755	-132,371	-144,289	0	0
r11	OTRAS OPERACIONES FINANCIERAS	60,786	46,886	-67,081	-129,334	13,144	23,768	70,623	217,493	44,100	-65,041	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	-62,008	451,330	40,173	131,527	90,679	-46,573	-2,571	256,634	-190,289	109,742	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	-205,527	76,249	0	0	50,930	17,772	58,769	65,744	-315,226	-7,267	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	143,519	375,081	40,173	131,527	39,749	-64,345	-61,340	190,890	124,937	117,009	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	-23,687	4,036	-7,812	-119,669	0	0	-624	5,908	-15,251	117,797	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	119,832	379,117	32,361	11,858	39,749	-64,345	-61,964	196,798	109,686	234,806	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	119,832	379,117	32,361	11,858	39,749	-64,345	-61,964	196,798	109,686	234,806	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	66,732	186,323	66,732	136,403	0	0	0	0	0	49,920	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	53,100	192,794	-34,371	-124,545	39,749	-64,345	-61,964	196,798	109,686	184,886	0	0
r22	PARTICIPACION MINORITARIA	-56,585	7,910	0	0	0	0	-56,585	7,910	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	109,685	184,884	-34,371	-124,545	39,749	-64,345	-5,379	188,888	109,686	184,886	0	0

SECTOR 1: MINAS LUISMIN, S.A. DE C.V. Y SUBSIDIARIAS
SECTOR 2: SANLUIS RASSINI AUTOPARTES, S.A. DE C.V. Y SUBSIDI
SECTOR 3: SECTOR HOLDING

1/1/1999 13:48

FILE No. 82-2867

CLAVE DE COTIZACIÓ

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS GEOGRAFICOS COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001 TRIMESTRE: **4** AÑO:

(Millones de Pesos) Final Printing

PAIS 1: ________________
PAIS 2: ________________
PAIS 3: ________________

1/1/1999 13:48

CLAVE DE COTIZACIÓ SANLUIS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS GEOGRAFICOS COMPARATIVO
DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2000 Y 2001 TRIMESTRE: **4** AÑO: **2001**
(Millones de Pesos) Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		PAIS 1		PAIS 2		PAIS 3		OTROS	
		Año Act	Año Ant.	Año Act.	Año Ant	Año Act	Año Ant.	Año Act	Año Ant	Año Act.	Año Ant.	Año Act	Año Ant.
r01	VENTAS NETAS	0	0	0	0	0	0	0	0	0	0	0	0
r02	INGRESOS EXTERNOS	0	0	0	0	0	0	0	0	0	0	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	0	0	0	0	0	0	0	0	0	0	0	0
r05	GASTOS DE OPERACION	0	0	0	0	0	0	0	0	0	0	0	0
r06	RESULTADO DE OPERACION	0	0	0	0	0	0	0	0	0	0	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	0	0	0	0	0	0	0	0	0	0	0	0
r08	INTERESES PAGADOS	0	0	0	0	0	0	0	0	0	0	0	0
r09	INTERESES GANADOS	0	0	0	0	0	0	0	0	0	0	0	0
r10	RESULTADO POR POSICION MONETARIA	0	0	0	0	0	0	0	0	0	0	0	0
r11	OTRAS OPERACIONES FINANCIERAS	0	0	0	0	0	0	0	0	0	0	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	0	0	0	0	0	0	0	0	0	0	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	0	0	0	0	0	0	0	0	0	0	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	0	0	0	0	0	0	0	0	0	0	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0	0	0	0	0	0	0	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	0	0	0	0	0	0	0	0	0	0	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	0	0	0	0	0	0	0	0	0	0	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0	0	0	0	0	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	0	0	0	0	0	0	0	0	0	0	0	0
r22	PARTICIPACION MINORITARIA	0	0	0	0	0	0	0	0	0	0	0	0
r23	RESULTADO NETO MAYORITARIO	0	0	0	0	0	0	0	0	0	0	0	0

PAIS 1: ______________________
PAIS 2: ______________________
PAIS 3: ______________________

1/1/1999 13:48

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**

SANLUIS CORPORACION , S. A. DE C. V.

Quarter: **1** Year: **2002**

CONSOLIDATED FINANCIAL STATEMENT
AT MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**8,242,233**	**100**	**9,017,593**	**100**
2	**CURRENT ASSETS**	**1,326,512**	**16**	**2,037,659**	**23**
3	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	143,842	2	535,485	6
4	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	541,329	7	523,657	6
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	120,761	1	293,851	3
6	INVENTORIES	359,614	4	436,915	5
7	OTHER CURRENT ASSETS	160,966	2	247,751	3
8	**LONG-TERM**	**271,278**	**3**	**302,600**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	41,678	1	57,233	1
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	43,988	1	92,126	1
11	OTHER INVESTMENTS	185,612	2	153,241	2
12	**PROPERTY, PLANT AND EQUIPMENT**	**5,545,429**	**67**	**5,776,743**	**64**
13	PROPERTY	1,645,672	20	1,571,276	17
14	MACHINERY AND INDUSTRIAL	4,487,114	54	4,582,643	51
15	OTHER EQUIPMENT	1,461,526	18	1,413,091	16
16	ACCUMULATED DEPRECIATION	2,462,076	30	2,346,193	26
17	CONSTRUCTION IN PROGRESS	413,193	5	555,926	6
18	**DEFERRED ASSETS (NET)**	**1,099,014**	**13**	**900,591**	**10**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**6,722,878**	**100**	**7,089,856**	**100**
21	**CURRENT LIABILITIES**	**4,210,673**	**63**	**3,003,720**	**42**
22	SUPPLIERS	668,477	10	643,921	9
23	BANK LOANS	2,925,438	44	1,841,704	26
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	10,244	0	11,222	0
26	OTHER CURRENT LIABILITIES	606,514	9	506,873	7
27	**LONG-TERM LIABILITIES**	**2,410,445**	**36**	**3,651,361**	**52**
28	BANK LOANS	2,394,888	36	3,628,511	51
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	15,557	0	22,850	0
31	**DEFERRED LOANS**	**0**	**0**	**413,485**	**6**
32	**OTHER LIABILITIES**	**101,760**	**2**	**21,290**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**1,519,355**	**100**	**1,927,737**	**100**
34	**MINORITY INTEREST**	**937,857**	**62**	**982,319**	**51**
35	**MAJORITY INTEREST**	**581,498**	**38**	**945,418**	**49**
36	**CONTRIBUTED CAPITAL**	**1,996,585**	**131**	**1,996,585**	**104**
37	PAID-IN CAPITAL STOCK (NOMINAL)	21,984	1	21,984	1
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	814,447	54	814,447	42
39	PREMIUM ON SALES OF SHARES	1,160,154	76	1,160,154	60
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(1,415,087)**	**(93)**	**(1,051,167)**	**(55)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	5,079,641	334	4,949,494	257
43	REPURCHASE FUND OF SHARES	470,961	31	470,961	24
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(7,070,869)	(465)	(6,471,428)	(336)
45	NET INCOME FOR THE YEAR	105,180	7	(194)	0

02/01/1999 16:29

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **1** YEAR: **2002**

SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**143,842**	100	**535,485**	100
46	CASH	138,286	96	225,375	42
47	SHORT-TERM INVESTMENTS	5,556	4	310,110	58
18	**DEFERRED ASSETS (NET)**	**1,099,014**	100	**900,591**	
48	AMORTIZED OR REDEEMED EXPENSES	360,851	33	397,710	44
49	GOODWILL	513,346	47	486,374	54
50	DEFERRED TAXES	195,639	18	0	0
51	OTHERS	29,178	3	16,507	2
21	**CURRENT LIABILITIES**	**4,210,673**	100	**3,003,720**	
52	FOREING CURRENCY LIABILITIES	3,713,369	88	2,600,019	87
53	MEXICAN PESOS LIABILITIES	497,304	12	403,701	13
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**606,514**	100	**506,873**	
57	OTHER CURRENT LIABILITIES WITH COST	5,078	1	4,005	1
58	OTHER CURRENT LIABILITIES WITHOUT COST	601,436	99	502,868	99
27	**LONG-TERM LIABILITIES**	**2,410,445**	100	**3,651,361**	
59	FOREING CURRENCY LIABILITIES	2,410,445	100	3,651,361	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**15,557**	100	**22,850**	
63	OTHER LOANS WITH COST	15,557	100	22,850	100
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**0**	100	**413,485**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	0	0	413,485	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**101,760**	100	**21,290**	
68	RESERVES	101,760	100	21,290	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(7,070,869)**	100	**(6,471,428)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	(106,193)	(2)	(106,193)	(2)
71	INCOME FROM NON-MONETARY POSITION	(6,964,676)	(98)	(6,365,235)	(98)

05/01/199 16:29

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: 1 YEAR: 2002

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	(2,884,161)	(966,061)
73	PENSIONS FUND AND SENIORITY	12,121	41,084
74	EXECUTIVES (*)	20	23
75	EMPLOYERS (*)	1,452	1,517
76	WORKERS (*)	5,272	5,389
77	CIRCULATION SHARES (*)	227,957,568	227,957,568
78	REPURCHASED SHARES (*)	0	0

29/01/199 16:29

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **1** YEAR: **2002**

SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,133,970**	**100**	**1,176,893**	**100**
2	COST OF SALES	876,424	77	908,894	77
3	**GROSS INCOME**	**257,546**	**23**	**267,999**	**23**
4	OPERATING	192,538	17	183,330	16
5	**OPERATING**	**65,008**	**6**	**84,669**	**7**
6	TOTAL FINANCING	(44,414)	(4)	55,420	5
7	**INCOME AFTER FINANCING COST**	**109,422**	**10**	**29,249**	**2**
8	OTHER FINANCIAL OPERATIONS	12,232	1	16,842	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**97,190**	**9**	**12,407**	**1**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	(17,399)	(2)	17,625	1
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**114,589**	**10**	**(5,218)**	**0**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	(88)	0	(2,717)	0
13	**CONSOLIDATED NET INCOME OF**	**114,501**	**10**	**(7,935)**	**(1)**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**114,501**	**10**	**(7,935)**	**(1)**
16	EXTRAORDINARY ITEMS NET EXPENSES	7,529	1	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**106,972**	**9**	**(7,935)**	**(1)**
19	NET INCOME OF MINORITY INTEREST	1,792		(7,741)	(1)
20	**NET INCOME OF MAJORITY INTEREST**	**105,180**	**9**	**(194)**	

29/01/199 16:29

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **1** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**1,133,970**	**100**	**1,176,893**	**100**
21	DOMESTIC	283,159	25	276,975	24
22	FOREIGN	850,811	75	899,918	76
23	TRANSLATED INTO DOLLARS (***)	123,992	11	115,577	10
6	**TOTAL FINANCING COST**	**(44,414)**	**100**	**55,420**	**100**
24	INTEREST PAID	101,523	229	140,205	253
25	EXCHANGE LOSSES	0	0	0	0
26	INTEREST EARNED	2,484	6	19,922	36
27	EXCHANGE PROFITS	70,203	158	13,049	24
28	GAIN DUE TO MONETARY POSITION	(73,250)	(165)	(51,814)	(93)
8	**OTHER FINANCIAL OPERATIONS**	**12,232**	**100**	**16,842**	**100**
29	OTHER NET EXPENSES (INCOME) NET	12,232	100	16,842	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**(17,399)**	**100**	**17,625**	**100**
32	INCOME TAX	8,925	51	4,261	24
33	DEFERED INCOME TAX	(31,995)	(184)	7,528	43
34	WORKERS' PROFIT SHARING	5,245	30	6,552	37
35	DEFERED WORKERS' PROFIT SHARING	426	2	(716)	(4)

26/04/2002 16:29

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: 1 YEAR: 2002

SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Previous Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,165,736	1,223,245
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	4,768,941	5,223,388
39	OPERATION INCOME (**)	261,367	572,190
40	NET INCOME OF MAYORITY INTEREST(**)	216,482	(201,275)
41	NET CONSOLIDATED INCOME (**)	168,695	(214,128)

29/01/199 16:29

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **1** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**106,972**	**(7,935)**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	32,919	120,777
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**139,891**	**112,842**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(76,446)	(94,275)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**63,445**	**18,567**
6	CASH FLOW FROM EXTERNAL FINANCING	(71,038)	196,108
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(71,038)**	**196,108**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(54,779)**	**(161,166)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(62,372)	53,509
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	206,214	481,976
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	143,842	535,485

01/01/1999 16:24

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **1** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**32,919**	**120,777**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	93,586	114,543
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	(35,859)	(11,893)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(24,808)	18,127
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(76,446)**	**(94,275)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(46,035)	3,016
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	9,485	3,776
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(51,816)	(121,208)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(73,271)	(13,841)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	85,191	33,982
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(71,038)**	**196,108**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(93,622)	260,048
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	23,150	(61,088)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	(566)	(2,852)
7	**CASH FLOW FROM INTERNAL FINANCING**	**0**	**0**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(54,779)**	**(161,166)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(54,646)	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(32,405)	(161,166)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	40,445	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(8,173)	0

01/01/1999 16:24

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **1** YEAR: **2002**

SANLUIS CORPORACION , S. A. DE C. V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	9.43	%	(0.67)	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	37.23	%	(21.29)	%
3	NET INCOME TO TOTAL ASSETS (**)	2.05	%	(2.37)	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	68.48	%	(652.98)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.58	times	0.58	times
7	NET SALES TO FIXED ASSETS (**)	0.86	times	0.90	times
8	INVENTORIES ROTATION (**)	10.14	times	8.95	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	37	days	35	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	11.70	%	11.60	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	81.57	%	78.62	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	4.42	times	3.68	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	91.09	%	88.17	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	43.47	%	63.21	%
15	OPERATING INCOME TO INTEREST PAID	0.64	times	0.60	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.71	times	0.74	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.32	times	0.68	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.23	times	0.53	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.20	times	0.29	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	3.42	%	17.83	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	12.34	%	9.59	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(6.74)	%	(8.01)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.62	times	0.13	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	100.00	%	100.00	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	59.16	%	100.00	

01/01/1999 16:24

(**) *IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.*

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **1** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.90		$ (0.80)	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 1.17		$ (1.04)	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.30		$ (0.13)	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.40		$ 0.96	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 2.55		$ 4.15	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	2.16	times	3.73	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	3.35	times	(22.45)	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

01/01/1999 16:24

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FILE No. 82-2867

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

r24: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES PAGADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

r26: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES PAGADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

s03: En la información correspondiente al ejercicio que terminó el 31 de marzo de 2001, los saldos descritos en balance general se encuentran influenciados por una reclasificación del saldo de la caja restringida por un importe de $53,615 (miles de pesos) contra los pasivos bancarios a corto y largo plazo; dicha reclasificación se realizó con base en las Normas Internacionales de Contabilidad (NIC - 32).

En la información financiera que se muestra al 31 de marzo de 2002, la reclasificación anteriormente descrita, no se llevó a cabo, debido a las circunstancias actuales del grupo.

Por lo tanto y para hacer comparables los estados financieros al 31 de marzo de 2002 y 2001, dicha reclasificación deberá ser considerada.
s28: El acuerdo de la reestructura del grupo suspensiones será efectiva al término de un período de seis meses contados a partir del 17 de marzo de 2002, prorrogable por dos períodos de tres meses cada uno. Durante este plazo la compañía deberá reestructurar la deuda de SANLUIS.

Al 31 de diciembre de 2001 los pasivos correspondientes al SEL y a los otros créditos refinanciados están clasificados a largo plazo de conformidad con la Circular 46 "Pasivos a corto plazo que se refinancian a largo plazo con posterioridad a la fecha de los estados financieros".

(ver notas a los estados financieros)

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

SANLUIS Corporación S.A. de C.V.
Results for the 1st Quarter 2002
(Millions of US dollars)

MEXICO CITY - April 26, 2002. SANLUIS Corporación, S.A. de C.V. (BMV: SANLUIS), a Mexican industrial group that manufactures auto parts and mines silver and gold, today reported results for the three months ended March 31, 2002.

Highlights

Restructuring

- Last March 17th was reached an agreement in principle with all financial lenders to the Suspension business. Under this agreement, maturities will be extended and amortizations of a total of US $234.3 in principal will be rescheduled.
- SANLUIS has made enough progress in restructuring its operating company debt to begin negotiations with its holding company creditors.
- A holding company steering committee was formed in March with creditors holding each type of outstanding debt of the holding company.
- Since the announcement of the parent company payment moratorium in September 2001, the Group has received widespread support from its principal stakeholders, and has been able to continue to service customers and to obtain product from suppliers.
- Our customers' trust in SANLUIS's future is reflected by the new contracts that have been awarded to the Auto Group in the last few months.

Operations

Sales and EBITDA of the Group in the first quarter were US $124.0 million and US $17.4 million, respectively.
The Auto Group won several new contracts in the first quarter, which it will start supplying in the following years and which represent incremental sales of approximately US $26.0 million.
The Brake business during the first quarter reached sales of US $23.1 million which is an increase of 21.7% over the same period of 2001.

Relevant events after the quarterly closing

Last April 24th, SANLUIS reached an agreement to sell its mining business, Minas Luismin, S.A. de C.V., to the Canadian company Wheaton River Minerals Ltd. This agreement is subject to several conditions amongst which is that Wheaton River Minerals obtains the necessary legal permits and authorizations as well as a successful closing of the necessary financings to close this transaction.
The price agreed for closing the transaction is comprised of US$75 million in cash (some of which may be deferred), of which US$20 million will be used to repay Luismin's existing debt. Additionally, SANLUIS will receive up to US$15 million of Wheaton River common shares some of which are subject to a premium

and a lock up period of two years.

Last April 22nd Mr. Sergio Visintini F. became SANLUIS' and its subsidiaries CFO. Mr. Visintini is substituting Mr. Francisco Garza . Mr. Visintini has a distinguished career with more than 23 years experience in the financial area as well as business development. Prior to joining SANLUIS he formed, since 1996, part of the prestigious insurance group Grupo Nacional Provincial, S.A. (GNP).

Finance

As of March 17th , SANLUIS and its major subsidiaries in the Suspension business, reached an agreement in principle with all the financial lenders of that business. These terms and conditions relate to a total of US $234.2 million in principal which will be refinanced at competitive rates over a 7 year tenor, including 2 years of grace. The Suspension business's debt to these lenders will be secured by substantially all the stock and assets of the Suspension business, and will be guaranteed by each operating company within the business. This is an important milestone in the overall restructuring process and helps assure the viability of the SANLUIS group's operations.

SANLUIS has also initiated a restructuring process with the direct SANLUIS holding company lenders and is actively negotiating with an ad hoc representative steering committee of these creditors to restructure this debt to sustainable levels.

Total debt at the end of the first quarter was US $590.8 million. During the first quarter SANLUIS terminated some foreign exchange and equity swaps, under which SANLUIS had a total exposure of US $4.4 million which are reflected in total liabilities.

Interest payments coming due at the holding company level since September but not paid in the amount of US $21.3 million have been recognized in the income statement as interest paid but, since the payments were not disbursed it has been necessary to create a reserve account in the balance sheet for the same amount.

Capital Expenditures

Capital expenditures in the first quarter were US $3.6 million, of which US $2.3 million were in the Auto Parts Division and US $1.3 million were in the Mining Division.

Results for the first quarter 2001 were negatively affected by:

§ High operational and financial restructuring expenses,
§ Aggressive efforts by clients to reduce prices and
§ Strength of the peso. During the twelve months ending March 31, 2002, inflation in Mexico was 4.6% and the exchange rate appreciated by 5.5% (9.04 vs. 9.57). Comparing the closing exchange rate of March 2002 (9.04) with the closing exchange rate of March 1999 (9.69), the peso appreciated by 6.7%

during this period, while Mexican inflation was 23.4%.This combined negative impact is particularly damaging in the case of SANLUIS, as 85% of our sales are invoiced in dollars while only 54% of our costs are dollar-based.

The positive aspects during the quarter were:

§ Higher auto parts sales as the production of our main customers recovered.
§ Recovery of the gold and silver prices compared with the levels of one year ago.

SANLUIS Rassini

SANLUIS Rassini produces suspensions and brake components for the global automotive industry, with a principal focus on original equipment manufacturers (OEMs).

Suspension products include leaf springs (parabolic and multi-leaf), coil springs, torsion bars, bushings, and stabilizer bars. The Brake Division produces drums, rotors, and hubs.

SANLUIS Rassini has a 90% share of the Mexican market for light truck suspensions and a 62% share of the U.S. and Canadian market. The Division's solid and diversified client base includes General Motors, Ford, DaimlerChrysler, Nissan, Nummi, Navistar, Volkswagen, and Toyota.

Four new contracts were won to begin the supply of coil springs over the next years. These contracts will represent total incremental sales of USD 12.5 million per year once delivery begins. Four new contracts have also been won in the torsion bars business and they will represent incremental sales of USD 10.0 million per year once delivery begins. A new contract in the leaf spring business was also awarded and it will represent approximately USD 4.0 million per year when delivery begins.

SANLUIS Rassini's sales were US $112.4 million in the first quarter, an 8.6% improvement over the first quarter of 2001. EBITDA for the quarter was US $15.4 million.

Sales of brake components in the first quarter were US $23.1 million, 21.7% higher than the same period in 2001.

Our Brazilian subsidiary produces multi-leaf springs, which account for 80% of sales, and coil springs, which account for 20% of sales. The company has approximately 65% of the Brazilian market for leaf springs and approximately 20% of the market for coil springs. Brazilian sales in the first quarter were US $10.0 million.

Luismin

The average realized sales price of gold, during the quarter was US $291.41 dollars per ounce compared with US $284.98 achieved one year ago.

The average realized sales price for silver was US $ 4.50 per ounce in the

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

first quarter, lower than the US $5.06 per ounce obtained in the same period last year.

Luismin had quarterly sales of US $11.6 million and an EBITDA of US $ 2.1 million.

Luismin produced approximately 24.4 thousand ounces of gold and 1.28 million ounces of silver during the quarter. The incremental increase in production compared with one year ago is 10.2% and 0.5% respectively.

Average production cost of US $197.5 per gold equivalent ounce in the first quarter was 1.7% lower than in the same period last year (calculated according to the methodology of the Gold Institute Standard). This shows the continued improvements in productivity at Luismin, which successfully counteracted the increase in peso costs noted above. As a result of continuous improvements in productivity and good cost controls, Luismin is a financially self-sufficient business.

SANLUIS Corporación, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2001
NOTE 1 - COMPANY OPERATIONS:

a. Corporate structure

SANLUIS Corporación, S. A. de C. V. (SANLUIS) and its subsidiaries (the company) are engaged in two main businesses, i. e., auto parts and mining. Company sales are basically denominated in US$ dollars.

Autoparts division:

SANLUIS has a wholly-owned subsidiary named SANLUIS Rassini Autopartes, S. A. de C. V. (Rassini Autopartes).

These companies are focused on supplying Original Equipment Manufacturers (OEMs).

Mining division:

SANLUIS has a wholly-owned subsidiary named Minas Luismin, S. A. de C. V. (Minas Luismin).

b. Business conditions

Consistent with the company's strategy to become a leading supplier in the markets it serves, significant indebtedness was incurred over the last six years to finance capital improvements for the purpose of expanding the production capacity of the Suspension and Brake groups.

In 2001, numerous factors worked against the company's ability to continue to refinance its operations, including the following:

- Slowdown in the North American automotive sector as well as in delays in new platform launches by the OEM customers.
- Increased costs in US$ dollar terms as a result of the fact that the peso appreciated against the US$ dollar.
- Depressed precious metals prices.
- Unfavorable market conditions, resulting in the inability to refinance maturing debt, principal payments of which were due in late 2001 and early 2002.

The foregoing, had a material adverse effect on the company's liquidity and ability to service its debts. As a result, SANLUIS ceased making principal payments on its Euro Commercial Paper program and was unable to make the scheduled interest payments due on its Eurobonds. In addition the Brake and Suspension groups had failed to comply with certain ratios contained in various loan agreements.

As explained in more detail in Note 4, since September 2001 the company began

negotiations with its creditors, and completed the restructuring of the debt of the Brake group in December 2001 and signed an agreement in principle with the Suspension group creditors in March 2002. Based on this, the company has begun negotiations for SANLUIS' debt restructuring.

The company formulated a restructuring plan, which included the implementation of cost-cutting measures that will be achieved in 2002 and the sale of non-strategic assets.

c. Sale of shares of subsidiaries and affiliates

i. Quiriego Compañía Minera, S. A. de C. V. (Quiriego)

The SANLUIS investment in the Teck shares (Options), whose market value as of March 31, 2001 amounted to Ps41,594, was accounted for as an investment in marketable securities in long term.

ii. SANLUIS Developments, LLC (SANLUIS Developments)
Pursuant to the terms of the transaction, in June 2001 the equity interest of CCP and AIP was adjusted, and CCP and AIP increased their participation from 49% to 52.4%. However, Rassini Autopartes maintains control of SANLUIS Developments by holding 51% of the voting shares.

iii. Brembo Rassini

On December 17, 2001, JP Morgan Chase Bank (formerly Chase Manhattan Bank), acting as representative of the banks involved in the Secured Export Loan (SEL) mentioned in Note 4, approved the sale of the company's 25% equity interest in Brembo Rassini.

On February 6, 2002, Rassini Autopartes entered into a share purchase agreement with Brembo Participations, BV for the sale of 172,295 shares representing 25% of the capital stock of Brembo Rassini, for US$4.4 million. This sale resulted in a loss of Ps5,476, net of expenses. The net proceeds were applied to repay past-due trade payables of Rassini in favor of Brembo Rassini.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

The significant accounting policies, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements are summarized below:

a. Accounting for the effects of inflation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP) issued by the Mexican Institute of Public Accountants ("MIPA"), and accordingly recognize the effects of inflation on the financial information in accordance with the following rules:

- Inventory and cost of sales are restated using replacement costs.

- Machinery and equipment of foreign origin are restated by applying the general inflation index of the country of origin to the corresponding foreign currency amounts and translating those amounts to pesos at the exchange rate prevailing at the balance sheet date. Property, plant and equipment of local origin are restated by applying factors derived from the National Consumer Price Index ("NCPI").

- The components of stockholders' equity are restated by using factors derived from the NCPI.

- The cumulative loss from holding nonmonetary assets (the net difference between: (i) the restatement of property, plant and equipment of foreign origin, inventories and cost of sales following the procedures described in the previous paragraphs of this note, and (ii) adjustments to the related historical costs based on the NCPI) is included in stockholders' equity.

- The gain in purchasing power from holding monetary assets and liabilities is included in net comprehensive financing cost.

b. Principles of consolidation

The consolidated financial statements include SANLUIS and all subsidiaries under its control. All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents

The company considers all highly liquid investments to be cash equivalents and states them at market value.

d. Inventories and cost of sales

Inventories are stated at estimated replacement cost, as follows:

- Mineral concentrates: at the most recent cost of extraction or processing.

- Finished products: at the most recent production cost, and

- Raw materials and operating materials: at the most recent purchase price.

Amounts so determined are not in excess of market.

Cost of sales is determined by the Last-In, First-Out (LIFO) method.

e. Property, plant and equipment

Property, plant and equipment are restated as mentioned in paragraph a. of this note.

Depreciation is calculated by the straight-line method based on the estimated useful lives of the assets.

f. Investment in affiliates

The investment in affiliates in which the company holds more than 20% but less than 50% equity interest is accounted for by the equity method.

g. Exploration and development costs

Exploration expenses comprise mainly operating materials, exploration and geological studies at the mine sites to evaluate the profitability of exploitation and are charged to income of the year in which they are incurred in the case of mines in operation, as the expense is necessary for mining to continue. In undeveloped concessions, shown as mine development in the financial statements, expenses are capitalized, since the expenditures are considered necessary to create the proper conditions for exploitation. When exploration does not give rise to commercially exploitable deposits, accumulated costs are charged to income of the year in which this fact is determined.

Exploration expenses are restated by applying factors derived from the NCPI to the original cost, once the mine has reached the exploitation stage.

Expenses incurred in the development and preparation of the mines are depleted based on proven mineral reserves.

h. Goodwill

The excess of cost over book value of subsidiaries acquired (goodwill) is amortized using the straight-line method over periods of ten and twenty years and restated by applying factors derived from the NCPI.

i. Income tax and employees' statutory profit sharing

Beginning on January 1, 2000 the company adopted Statement D-4 "Accounting Treatment of Income Tax, Asset Tax and Employees' Profit Sharing". Under this statement, deferred taxes are initially recognized for all differences between the book and tax values of assets and liabilities and for tax loss carryforwards and asset tax carryforwards. The adoption of this statement resulted in a total decrease in stockholders' equity of Ps446,458.

j. Labor obligations

Seniority premiums to which employees are entitled upon termination of employment after 15 years of service, as well as the obligations under the company's noncontributory retirement plan for employees, are recognized as expenses of the years in which the services are rendered, through contributions to irrevocable trust funds and the establishment of accruals based on actuarial studies.

Actuarial losses and the transition liability are being amortized over the average remaining service life of the employees expected to benefit from the plan (approximately twenty years).

Other compensations based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, are charged to the results of the year in which such amounts become payable.

k. Transactions in foreign currencies and translation of foreign operations

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into and/or settled. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates.

Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income, or are capitalized if they are attributable to exploration projects and/or construction in progress, as part of comprehensive financing cost.

In order to consolidate the Brazilian subsidiaries, the company follows the provisions of Statement B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations". Thus, monetary and nonmonetary assets and liabilities, as well as income and expenses, are converted at the exchange rate in effect on the balance sheet date. Differences arising from the translation of financial statements into Mexican pesos are recorded in stockholders' equity. At March 31, 2002 and 2001, the effects of translating the Brazilian subsidiaries were not material.
l. Derivative financial instruments

In 2001, Statement C-2 "Financial Instruments" went into effect. Under this statement, all derivatives are required to be recognized in the statement of financial position as either assets or liabilities, and measured at fair value.

Minas Luismin uses short-term and medium-term hedging contracts to reduce the risk of adverse movements in the market price of gold and silver. Hedging transactions entered into by Minas Luismin may take the form of spot deferred contracts (forwards) and option programs that fix the price range for a specified volume of gold or silver.

The company has entered into interest rate swap contracts to protect itself from changes in interest rates, mainly LIBOR. These transactions are intended to convert some variable interest rates to fixed interest rates.

Since most of the company's income is denominated in US dollars and a significant portion of its operating expenses is denominated in Mexican pesos, the company has also entered into derivative financial instruments to hedge its costs and expenses in pesos.

The company enters into these financial instruments for hedging purposes. Counterparties to its derivative transactions are normally major financial institutions.
m. Earnings per share

Earnings per share are computed according to Statement B-14 "Earnings per Share", by dividing the income of majority stockholders by the weighted average number of shares outstanding during the year (227,957,568). Earnings per share computations of Series "D" shares include the right to additional dividends.

n. Comprehensive income

In 2001, Statement B-4 "Comprehensive Income" went into effect. This statement establishes new standards for reporting and displaying comprehensive income and its components in the statement of stockholders' equity. Under this statement, comprehensive income means the net income of the year plus any items required by other statements to be recorded directly in stockholders' equity and which are not capital contributions, reductions or disbursements.

o. Use of estimates

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

p. Review of the book value of long-lived assets

The company estimates the recoverable value of property, machinery and equipment to be the estimated discounted future net cash flows from the subsidiaries in the aggregate. If the carrying value of the assets exceeds the recoverable value an impairment loss is recognized.

NOTE 3 - FOREIGN CURRENCY POSITION:

At March 31, 2002, the exchange rate was Ps9.0403 to the US dollar
NOTE 4 - SHORT-TERM AND LONG-TERM DEBT AND SUBSEQUENT EVENTS:

Short-term and long-term debt are analyzed as shown below:

Eurobonds

In March 1998, SANLUIS completed a public offering of US$200 million Eurobonds (Eurobonds) at the fixed rate of 8.875%, due in a single payment on March 18, 2008 with a Put Option for the bondholders on March 18, 2003, and interest payable semiannually. The indenture governing the Eurobonds limits the payment of dividends and the disposal of assets and includes certain other restrictions and limitations with respect to additional indebtedness. Certain covenants are effective if the company exceeds a specific amount of indebtedness.
As mentioned in Note 1b., on September 18, 2001 and on March 18, 2002, SANLUIS defaulted on interest payments, as a result, the Trustee demanded payment of the entire amount of principal and interest from SANLUIS. Since December 2001 are recorded in short term.

SANLUIS has begun a debt-restructuring process once it has signed an agreement

in principle to restructure the debt of the Suspension group.

Secured Export Loan (SEL)

On April 28, 2000, Rassini sold to a Trust named "Leaf Spring Export Trust 2000" its future collection rights on the accounts receivable arising from open purchase orders issued by Ford Motor Co., DaimlerChrysler AG., Nissan North America, Inc. and Toyota Motor Manufacturing North America, Inc. Based on the collection rights acquired by the Leaf Spring Export Trust 2000, it entered into a five-year US$175 million Secured Export Loan Agreement. The principal amount of the loan will be repaid in forty-eight monthly installments commencing in the thirteen month following July 2001. During the grace period, interest was payable quarterly and was paid on a monthly basis together with each payment of the principal amount. The interest rate is determined on the basis of LIBOR plus an applicable margin, depending on the company's leverage ratio.

The credit agreement imposes certain operating restrictions and financial covenants on the company, Rassini and Rassini Autopartes, which affect, and in many respects limit or prohibit, among other things, the company's ability to pay dividends, to incur indebtedness, to create liens and to carry out certain asset sales.

As of March 31, 2001, the company was not in compliance with the ratios of "Consolidated Total Debt to Consolidated EBITDA" and "Interest Coverage" specified in the credit agreement. On May 24, 2001, the company and the banks agreed to amend the credit agreement and waive the covenant violations in exchange for: a) a limit on the company's capital expenditures for each of the following five years beginning in 2001, and b) a prohibition for SANLUIS and Rassini Autopartes and its subsidiaries to enter into any transaction involving the payment of money to SANLUIS and any mining or brake subsidiary.

As a result of the events mentioned in Note 1b., the company was not in compliance with the amended ratios as of September 30, 2001 and negotiated with the banks to defer the next four principal payments due under the SEL.

On October 17, 2001, the company and the banks entered into a short-term "Standstill and Waiver Agreement" (Standstill) pursuant to which the banks agreed to waive certain defaults and not to execute any legal action during the Standstill term.

On March 17, 2002 the banks involved in the SEL and other creditors of the Suspension group in Mexico signed an agreement in principle pursuant to which all the banks accepted:

a. Negotiation of a debt-restructuring package including the loans in which Rassini and the Suspension subsidiaries in Mexico were the primary obligors, and the loans of SANLUIS and Rassini Autopartes guaranteed by Rassini and Rassini Autopartes.

b. Total debt of the Suspension Group at December 31, 2001 amounted to US$ 238.5 million. This debt was broken down into a Tranche A, amounting to

US$176.6 million; Tranche B, amounting to US$57.5 million. The terms and maturity of credits from BBVA Bancomer and the Mexican Federal Government amounting to US$2.0 million and US$2.4 million, were not modified.

c. 63% of Tranche A will be repaid on an increasing installment basis after a two-year principal grace period. The remaining 37% will be due in a single payment on December 31, 2008. This tranche is guaranteed by all wholly-owned subsidiaries of the Suspension and Brake groups, and by all of the tangible and intangible assets of those subsidiaries. Tranche B will be due in a single payment on December 31, 2008.

d. Total debt will be subject to interest payable quarterly at the "Eurodollar Rate" plus 3.50%.

e. This agreement will be effective after a six-month period beginning on March 17, 2002, that may be extended for six more months. During this period the company must restructure SANLUIS' debt.

At March 31, 2001 the SEL and other restructured loans are classified in the long-term, in accordance with Circular 46 "Short-term liabilities refinanced to long-term after the date of the financial statements".

Euro Commercial Paper

At the date of the financial statements, US$77.5 million had been drawn down and was overdue.
SANLUIS has begun a debt-restructuring process once it has signed an agreement in principle to restructure the debt of the Suspension group.
JP Morgan Chase Bank (Chase)

Between 1998 and 2000 SANLUIS entered into certain derivative transactions with Chase, which included interest rate swaps, dollar-peso swaps and equity swaps, of which the original maturities were mainly between June 2003 and July 2004. On October 4, 2001, as a result of the company's default on the repayment of principal and interest required by the Euro Commercial Paper and the Eurobonds ("cross default"), Chase demanded payment from SANLUIS and Rassini Autopartes. Pursuant to an agreement dated October 18, 2001, SANLUIS, Rassini Autopartes and Chase agreed an aggregate amount of US$46.5 million payable by SANLUIS in respect of the termination of the foregoing transactions, net of collateral amounting to US$12.5 million. Of the total effect of this transaction US$41 million was recorded as a charge to stockholders' equity. The remaining US$18 million was recorded as part of the comprehensive financing cost. This debt was included as part of the debt restructuring package of the Suspension group and will be paid in December 2008. During this term this debt will be subject to an interest rate equal to the Eurodollar Rate plus 3.5%.

Syndicated loan of Fundimak, S. A. de C. V. (Fundimak)

On October 20, 2000, Fundimak (a subsidiary of SANLUIS Developments) received a loan of US$40 million. The proceeds were applied during 2001 to finance the expansion of the plants of the Brake group. The principal amount of the loan will be repaid in forty-two monthly.

As of September 30, 2001, the company was not in compliance with the "Total Debt Service Coverage Ratio", the "Debt Service Coverage Ratio" or the "Interest Coverage Ratio" specified in the loan agreement. On December 21, 2001, the company and the banks agreed to amend the loan agreement and waive the covenant violations as of September 30, and December 31, 2001 and for the year 2002 in exchange for: a) a prepayment amounting to US$2 million applied to the last two installments; b) an increase in the margin used to determine the interest rate during 2002; and c) a limit on the company's capital expenditures of US$6 million for the year 2002. In addition, Inmobiliaria Rassini, S. A. de C. V. and Rassini Frenos, S. A. de C. V., both subsidiaries of Fundimak, guaranteed the obligations under the credit agreement with a mortgage on the building, constructions and machinery of the new plant of the Brake group for US$15.8 million.

NOTE 5 - STOCKHOLDERS' EQUITY:

d. Derivative financial instruments

In July 1998, SANLUIS entered into a derivative operation with Credit Suisse First Boston NY (CSFB) under which CSFB swapped the future appreciation of SANLUIS CPO's for floating interest payments (LIBOR plus 1.2 points). On July 24, 2001 and on January 24, 2002, SANLUIS defaulted on interest payments and on February 12, 2002, CSFB demanded payment from the company of all the obligations under this transaction. The termination value of the swap has not been guaranteed by any SANLUIS subsidiary.

At December 31, 2001 the company had recorded a provision amounting to Ps40,202.

NOTE 6 - INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING:

The company's subsidiaries file individual income tax returns. In addition, SANLUIS files a consolidated tax return, which includes all subsidiaries. The Mexican Income Tax Law limits the tax consolidation to 60% of the parent's equity interest.

Taxable income differs from financial pre-tax income mainly because of: (i) the immediate tax deduction of fixed assets, inventory purchases and exploration expenses; (ii) the gain on monetary position; and (iii) other items which are not fully taxable and the effect of certain inflation adjustments for tax purposes.

In accordance with the tax law amendments in effect as from January 1, 2002, the corporate income tax rate will be gradually reduced by 1% per annum beginning in the year 2003 until it reaches 32% in 2005.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **1** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
2 ADMINISTRACION Y CONTROL SANLUIS, S.A. DE C.V.	TENEDORA	,244,471,244	99.99	1,244,471	254,827
3 MINAS LUISMIN, S.A. DE C.V.	TENEDORA	,351,056,746	99.99	1,351,057	1,164,877
4 SANLUIS RASSINI AUTOPARTES, S.A. DE C.V.	TENEDORA	,724,058,730	99.99	1,724,059	1,736,536
TOTAL INVESTMENT IN SUBSIDIARIES				**4,319,587**	**3,156,240**
ASSOCIATEDS					
1 BREMBO RASSINI, S.A DE C.V.	PRODUCCION Y VENTA DE DISCOS Y ROTORES	165,315	24.00	8,495	43,988
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**8,495**	**43,988**
OTHER PERMANENT INVESTMENTS					**185,612**
T O T A L					**3,385,840**

NOTES

(1) Se entiende por empresas Subsidiarias a lo que se establece en los términos de los incisos b) y e), y empresas Asociadas en los términos de los incisos f) y g) del párrafo 3 del boletín B-8.
(2) Porcentaje en relación al total de Capital Social pagado en la empresa de referencia.
(3) Para este propósito deberá observarse lo establecido por la disposición cuarta incisos 1 y 2 de la circular 11-10, expedida por la Comisión Nacional Bancaria y de Valores.
(4) En este renglón se deberán especificar el número de Subsidiarias (Asociadas) que integran el renglón de otras Subsidiarias (Asociadas) y los totales de número de acciones, costo de adquisición y valor actual.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **SANLUIS** QUARTER: **1** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	571,680	51,457	520,223	913,052	291,431	1,141,844
MACHINERY	2,492,516	591,900	1,900,616	1,994,598	944,889	2,950,325
TRANSPORT EQUIPMENT	35,228	12,309	22,919	22,954	24,051	21,822
OFFICE EQUIPMENT	37,400	11,410	25,990	41,052	29,351	37,691
COMPUTER EQUIPMENT	101,131	49,205	51,926	18,656	40,387	30,195
OTHER	607,939	137,053	470,886	597,166	278,633	789,419
DEPRECIABLES TOTAL	**3,845,894**	**853,334**	**2,992,560**	**3,587,478**	**1,608,742**	**4,971,296**
NOT DEPRECIATION ASSETS						
GROUNDS	77,110	0	77,110	83,830	0	160,940
CONSTRUCTIONS IN PROCESS	242,849	0	242,849	(74)	0	242,775
OTHER	146,671	0	146,671	23,747	0	170,418
NOT DEPRECIABLE TOTAL	**466,630**	**0**	**466,630**	**107,503**	**0**	**574,133**
TOTAL	**4,312,524**	**853,334**	**3,459,190**	**3,694,981**	**1,608,742**	**5,545,429**

NOTES

El total de la columna del Valor en Libros más la Revaluación menos la Depreciación de la Revaluación deberá validar con la cuenta de Activo Fijo Neto del Estado de Situación Financiera (S12).

28/02/1999 16:25

FILE No. 82-2867

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																

16:25 20/01/1999

FILE No.82-2867

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) — Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) — Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
The Chase Manhattan Bank N.A	01/04/2002	6.50	0	0	0	0	0	0	0	0	45,202	0	0	0	0	0
Crédit Agricole Indosuez	30/10/2001	6.26	0	0	0	0	0	0	0	0	72,322	0	0	0	0	0
Banco de Venezuela	25/09/2001	7.41	0	0	0	0	0	0	0	0	0	0	0	0	0	45,202
Standard-Chartered Bank	03/12/2002	2.23	0	0	0	0	0	0	0	0	54,242	0	0	0	0	0
HSBC Bank plc.	23/04/2002	6.38	0	0	0	0	0	0	0	0	0	0	0	12,274	15,342	107,989
RZB Finance	26/10/2001	10.39	0	0	0	0	0	0	0	0	0	0	0	4,091	5,114	35,997
Banco Nacional de México S.A	28/02/2002	5.64	0	0	45,202	0	0	0	0	0	0	0	0	0	0	0
Banco Nacional de México S.A	28/02/2002	5.64	0	0	88,595	0	0	0	0	0	0	0	0	0	0	0
Banco Nacional de México S.A	27/06/2002	7.89	0	0	0	0	0	0	0	45,202	0	0	0	0	0	0
The Chase Manhattan Bank N.A	01/04/2002	7.80	0	0	0	0	0	0	0	0	0	0	0	0	0	9,040
WITH WARRANTY																
Bancomer, S.A.	01/07/2002	4.19	0	0	1,455	0	0	0	0	0	0	0	0	0	0	0
Bancomer, S.A.	21/10/2002	4.56	0	0	1,182	0	0	0	0	0	0	0	0	0	0	0
Bancomer, S.A.	23/12/2002	4.19	0	0	3,480	0	0	0	0	0	0	0	0	0	0	0
Bancomer, S.A.	30/12/2002	7.01	0	0	6,006	0	0	0	0	0	0	0	0	0	0	0
OTHER FINANCIAL ENTITIES																
The Chase Manhattan Bank N.A	18/03/2008	8.88	0	0	0	0	0	0	0	0	1,808,060	0	0	0	0	0
The Chase Manhattan Bank N.A	25/05/2005	5.28	0	0	0	0	0	0	0	0	0	0	0	38,764	48,455	341,057
The Chase Manhattan Bank N.A	25/05/2005	5.28	0	0	0	0	0	0	0	0	0	0	0	29,766	37,207	261,886
The Chase Manhattan Bank N.A	25/05/2005	5.28	0	0	0	0	0	0	0	0	0	0	0	17,967	22,459	158,076
The Chase Manhattan Bank N.A	25/05/2005	5.28	0	0	0	0	0	0	0	0	0	0	0	14,972	18,716	131,730
The Chase Manhattan Bank N.A	25/05/2005	5.28	0	0	0	0	0	0	0	0	0	0	0	14,972	18,716	131,730
The Chase Manhattan Bank N.A	25/05/2005	5.28	0	0	0	0	0	0	0	0	0	0	0	11,837	14,797	104,148
HSBC Issuer Services	20/09/2001	9.00	0	0	0	0	0	0	0	0	45,202	0	0	0	0	0
HSBC Issuer Services	14/09/2001	9.00	0	0	0	0	0	0	0	0	22,601	0	0	0	0	0
HSBC Issuer Services	07/11/2001	8.13	0	0	0	0	0	0	0	0	45,202	0	0	0	0	0
HSBC Issuer Services	07/11/2001	8.13	0	0	0	0	0	0	0	0	45,202	0	0	0	0	0
HSBC Issuer Services	08/10/2001	9.00	0	0	0	0	0	0	0	0	63,282	0	0	0	0	0

16:25 20/01/1999

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
HSBC Issuer Services	19/10/2001	9.00	0	0	0	0	0	0	0	0	36,161	0	0	0	0	0
HSBC Issuer Services	08/11/2001	9.00	0	0	0	0	0	0	0	0	27,121	0	0	0	0	0
HSBC Issuer Services	27/11/2001	9.00	0	0	0	0	0	0	0	0	45,202	0	0	0	0	0
HSBC Issuer Services	28/11/2001	9.00	0	0	0	0	0	0	0	0	36,161	0	0	0	0	0
HSBC Issuer Services	28/11/2001	9.00	0	0	0	0	0	0	0	0	45,202	0	0	0	0	0
HSBC Issuer Services	28/11/2001	9.00	0	0	0	0	0	0	0	0	45,202	0	0	0	0	0
HSBC Issuer Services	05/12/2001	9.00	0	0	0	0	0	0	0	0	67,802	0	0	0	0	0
HSBC Issuer Services	14/12/2001	9.13	0	0	0	0	0	0	0	0	27,121	0	0	0	0	0
HSBC Issuer Services	14/12/2001	10.00	0	0	0	0	0	0	0	0	13,560	0	0	0	0	0
HSBC Issuer Services	18/01/2002	10.00	0	0	0	0	0	0	0	0	22,601	0	0	0	0	0
HSBC Issuer Services	18/01/2002	10.00	0	0	0	0	0	0	0	0	27,121	0	0	0	0	0
HSBC Issuer Services	14/02/2002	10.00	0	0	0	0	0	0	0	0	45,202	0	0	0	0	0
HSBC Issuer Services	14/02/2002	10.00	0	0	0	0	0	0	0	0	9,040	0	0	0	0	0
HSBC Issuer Services	27/11/2001	10.00	0	0	0	0	0	0	0	0	9,040	0	0	0	0	0
HSBC Issuer Services	27/11/2001	10.00	0	0	0	0	0	0	0	0	9,040	0	0	0	0	0
HSBC Issuer Services	14/02/2002	10.00	0	0	0	0	0	0	0	0	13,560	0	0	0	0	0
Scotia Bank Inverlat	25/09/2005	5.60	0	0	48,214	18,081	94,922	126,564	55,749	0	0	0	0	0	0	0
The Chase Manhattan Bank N A	25/09/2005	4.35	0	0	0	0	0	0	0	0	0	0	0	0	0	420,147
The Bank of Tokyo-Mitsubishi	26/02/2003	9.34	0	0	0	0	0	0	0	0	5,103	3,616	0	0	0	0
Bank of Bermuda Limited	15/12/2002	4.15	0	0	0	0	0	0	0	0	15,395	0	0	0	0	0
Bank of Bermuda Limited	15/12/2002	4.15	0	0	0	0	0	0	0	0	2,008	0	0	0	0	0
Banco Safra	23/12/2002	24.75	0	0	0	0	0	0	0	0	6,650	0	0	0	0	0
TOTAL BANKS			0	0	194,134	18,081	94,922	126,564	55,749	45,202	2,709,607	3,616	0	144,643	180,806	1,747,002

16:25 20/01/1999

FILE No.82-2867

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																

16:25 20/01/1999

FILE No.82-2867

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
NICHIMEN			0	0	0	0	0	0	0	0	125,215	0	0	0	0	0
HENDRICKSON SPRING			0	0	0	0	0	0	0	0	82,181	0	0	0	0	0
SLATER STEELS			0	0	0	0	0	0	0	0	78,079	0	0	0	0	0
ACEROS VILLARES			49,867	0	0	0	0	0	0	0	0	0	0	0	0	0
STEELCO MC MASTER INC			0	0	0	0	0	0	0	0	23,178	0	0	0	0	0
MONROE MEXICO			3,631	0	15,861	0	0	0	0	0	0	0	0	0	0	0
MC STEEL TRADE CENTER			0	0	0	0	0	0	0	0	17,162	0	0	0	0	0
ACEROS RGC			17,011	0	0	0	0	0	0	0	0	0	0	0	0	0
GERDAU			13,371	0	0	0	0	0	0	0	0	0	0	0	0	0
DUFERCO STEEL			0	0	0	0	0	0	0	0	8,049	0	0	0	0	0
STEEL TECHNOLOGIES DE MEXICO			1,044	0	0	0	0	0	0	0	6,383	0	0	0	0	0
MITSUBISHI CORPO			0	0	0	0	0	0	0	0	6,963	0	0	0	0	0
TOYOTA TSUSHO AMERICA			0	0	0	0	0	0	0	0	6,853	0	0	0	0	0
FLEXIBLE PRODUCTS			0	0	0	0	0	0	0	0	6,700	0	0	0	0	0
AUTOTRANSPORTES ORTEGA TAFOY			6,239	0	0	0	0	0	0	0	0	0	0	0	0	0
NORTH STAR STEEL IOWA			0	0	0	0	0	0	0	0	5,692	0	0	0	0	0
R. A. BRIQUET SA DE CV			5,577	0	0	0	0	0	0	0	0	0	0	0	0	0
PARTES DE PLASTICO			0	0	5,183	0	0	0	0	0	0	0	0	0	0	0
KENTUCKY ELECTRIC STEEL			0	0	0	0	0	0	0	0	4,495	0	0	0	0	0
GENERAL FASTENERS			0	0	0	0	0	0	0	0	4,234	0	0	0	0	0
OTROS PROVEEDORES			57,725	0	55,409	0	0	0	0	0	29,665	0	0	0	0	0
DIVISION MINAS			0	0	0	0	0	0	0	0	0	0	0	0	0	0
ALTA TECNOLOGIA EN HERRAMIEN			495	0	0	0	0	0	0	0	0	0	0	0	0	0
ALUMINIO ZINC INDUSTRIAL			510	0	0	0	0	0	0	0	0	0	0	0	0	0
AMSCO MEXICANA, S.A. DE C.V.			746	0	0	0	0	0	0	0	0	0	0	0	0	0
ATLAS COPCO MEXICANA, S.A.			1,488	0	0	0	0	0	0	0	0	0	0	0	0	0
ATLAS COPCO WAGNER INC.			0	0	283	0	0	0	0	0	0	0	0	0	0	0

FILE No.82-2867

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
BAKER HUGHES MINING TOOLS			0	0	317	0	0	0	0	0	0	0	0	0	0	0
DEGUSSA HULLS MEXICO, S.A D			2,058	0	0	0	0	0	0	0	0	0	0	0	0	0
DIESEL INDUSTRIAL CORPORATIO			0	0	333	0	0	0	0	0	0	0	0	0	0	0
DUPONT MEXICO, S.A. DE C.V.			3,205	0	0	0	0	0	0	0	0	0	0	0	0	0
EAGLE IMPORTACION , S.A. DE			548	0	0	0	0	0	0	0	0	0	0	0	0	0
EQUIPOS EXPLOSIVOS DEL NORTE			2,668	0	0	0	0	0	0	0	0	0	0	0	0	0
FORPRODUCTS CORPORATION			0	0	179	0	0	0	0	0	0	0	0	0	0	0
FROG, SWITCH & MANUFACTURING			0	0	188	0	0	0	0	0	0	0	0	0	0	0
IMPLEMENTOS MINEROS, S.A DE			1,521	0	0	0	0	0	0	0	0	0	0	0	0	0
MATERIALES ELECTRICOS DE DUR			474	0	0	0	0	0	0	0	0	0	0	0	0	0
MINERO DIESEL DE MEXICO, S.A			1,357	0	0	0	0	0	0	0	0	0	0	0	0	0
MINERO DIESEL SUPPLY			0	0	481	0	0	0	0	0	0	0	0	0	0	0
MOLY -COP MEXICO, S.A. DE C			705	0	0	0	0	0	0	0	0	0	0	0	0	0
PARTS SERVICE SUPPLY CO., IN			0	0	113	0	0	0	0	0	0	0	0	0	0	0
REPRESENTACIONES INDUSTRIALE			1,086	0	0	0	0	0	0	0	0	0	0	0	0	0
OTROS PROVEEDORES			13,545	0	410	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			**184,871**	**0**	**78,757**	**0**	**0**	**0**	**0**	**0**	**404,849**	**0**	**0**	**0**	**0**	**0**

16:25 20/01/1999

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Concertation Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $)						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $)					
					Time Interval						Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
OTROS PASIVOS			302,189	0	5,078	299,247	5,075	5,216	2,633	2,633	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			302,189	0	5,078	299,247	5,075	5,216	2,633	2,633	0	0	0	0	0	0
			487,060	0	277,969	317,328	99,997	131,780	58,382	47,835	3,114,456	3,616	0	144,643	180,806	1,747,002

NOTES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $9.0403 PESOS POR DÓLAR AMERICANO

16:25 20/01/1999

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **1** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	82,645	753,569	0	0	753,569
OTHER	383	3,486	0	0	3,486
TOTAL	**83,028**	**757,055**			**757,055**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	29,876	273,214	0	0	273,214
INVESTMENTS	0	0	0	0	0
OTHER	38,914	354,482	0	0	354,482
TOTAL	**68,790**	**627,696**			**627,696**
NET BALANCE	**14,238**	**129,359**			**129,359**
FOREING MONETARY POSITION					
TOTAL ASSETS	**88,073**	**796,206**	**4,997**	**45,172**	**841,378**
LIABILITIES POSITION	**665,927**	**6,020,180**	**11,464**	**103,634**	**6,123,814**
SHORT TERM LIABILITIES POSITION	399,294	3,609,735	11,464	103,634	3,713,369
LONG TERM LIABILITIES POSITION	266,633	2,410,445	0	0	2,410,445
NET BALANCE	**(577,854)**	**(5,223,974)**	**(6,467)**	**(58,462)**	**(5,282,436)**

05/01/1999 16:25

NOTES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $9.0403 PESOS POR DÓLAR AMERICANO

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **1** YEAR **2002**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,731,224	7,277,131	5,545,907	1	51,022
FEBRUARY	1,849,981	6,661,135	4,811,154	0	(2,887)
MARCH	1,648,084	7,311,203	5,663,119	0	24,918
ACTUALIZATION:	0	0	0	0	197
CAPITALIZATION:	0	0	0	0	0
FOREIGN CORP.:	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					**73,250**

12/01/1999 16:25

NOTES

STOCK EXCHANGE CODE: QUARTER: YEAR:

SANLUIS CORPORACION , S. A. DE C. V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **1** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
DIVISION MINAS		0	0
BENEFICIO "PERIHUETE" (3)	MINERA	1,000	77
BENEFICIO SAN ANTONIO (3)	MINERA	280	65
BENEFICIO SAN MARTIN (3)	MINERA	830	91
BENEFICIO LA GUITARRA (3)	MINERA	230	60
DIVISION AUTOPARTES		0	0
RASSINI XALOSTOC (1)	FABRICACION Y VENTA DE MUELLES	2,400	83
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE RESORTES	3,500	66
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE MUELLES	4,900	37
RASSINI	FABRICACION Y VENTA DE BARRAS	2,125	74
TORSION BARS (1)	DE TORSION	0	0
HENDRICKSON RASSINI (1)	FABRICACION Y VENTA DE MUELLES	900	81
SUSPENSIONES RASSINI (1)	FABRICACION Y VENTA DE MUELLES	3,400	85
RASSINI	FABRICACION Y VENTA DE DISCOS,	0	0
FRENOS (1)	TAMBORES Y ROTORES	7,600	88
BYPASA (1)	FABRICACION Y VENTA DE BUJES	32,000	75
MUELLES BRASIL (2)	FABRICACION Y VENTA DE MUELLES	40,600	74
RESORTES BRASIL (1)	FABRICACION Y VENTA DE RESORTES	2,600	71

14/01/1999 16:25

NOTES

(1) MILES DE PIEZAS ANUALES
(2) TONELADAS ANUALES
(3) TONELADAS MOLIDAS DE ROCA DIARIAS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **1** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
DIVISION MINAS					
BOLA Y BARRAS DE MOLINO	MOLY COP MEXICO, S.A.	BOLA Y BARRAS DE M	BORDER STEEL INC.	SI	2.02
EXPLOSIVOS Y ARTIFICIOS	IMPLEMENTOS Y SERVI				4.44
	EQ. Y EXPL. NOROESTE				
BARRAS Y BROCAS DE BARR	ATLAS COPCO MEXICAN				1.22
	BAYASA				
		REFAC. Y PARTES P/S	MINERO DIESEL SUPPLY	SI	3.00
LAINAS	AMSCO MEX., S.A.	LAINAS	SVEDALA, S.A. DE C.V.	SI	1.32
COMBUSTIBLES	ENERGETICOS DE DURA				3.82
CIANURO (REACTIVO)	DUPONT, S.A. DE C.V.				5.98
LLANTAS GIGANTES	MARUBENI, S.A. DE C.V.	LLANTAS GIGANTES	MULTILLANTAS GRIMAL	SI	1.14
DIVISION AUTOPARTES					
		SOLERA	MC STEEL TRADE CENT		63.39
		SOLERA	DUFERCO		82.26
			SLATER STEEL INC.		
			NICHIMEN CANADA INC.		
			TOYOTA TSUSHO AMERI		
SOLERA	VILLARES (BRASIL)				57.83
	GERDAU (BRASIL)				
		BARRA REDONDA	STELCO INC.		61.09
		BARRA P/FABRIC. DE	JACKSON TUBE		58.85
		BARRAS DE TORSION	STELCO		
CHATARRA DE 1a. AUTOMOT			MATERIALS PROCESSIN		29.83
			DISTRIBUIDIRA DE ALEA		
	VOLCLAY DE MEXICO SA				

NOTES

12/01/1999 16:25

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
DIVISION AUTOPARTES							
(PZAS)MUELLES	1,980,305	517,351	219,148	73,796		RASSINI	ARMADORAS AUTOMO
(PZAS) BARRAS DE TORSION	429,499	31,581	192,598	10,287		RASSINI	ARMADORAS AUTOMO
(PZAS) RESORTES HELICOIDALES	713,449	30,883	344,061	14,917		RASSINI	ARMADORAS AUTOMO
(PZAS) DISCOS TAMBORES, ROTORES	1,779,000	169,738	1,067,993	96,087		RASSINI	ARMADORAS AUTOMO
(TONS) BRASIL	9,142	74,915	9,143	88,072		RNA	ARMADORAS AUTOMO
ONZAS ORO Y PLATA	1,308,410	74,426					
TOTAL		898,894		283,159			

FILE No. 82-2867

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ORO (ONZAS)			24,410	58,175	INGLATERRA E.U.A. E.U.A. E.U.A.	LUISMIN	ROTHSCHILD CHASE MANHATTAN B MITSUI & CO. MORGAN STANLEY &
PLATA (ONZAS)			1,284,000	47,602	INGLATERRA Y EUA	LUISMIN	ROTHSCHILD CHASE MANHATTAN B MITSUI & CO. MORGAN STANLEY &
DIVISION AUTOPARTES							
(PZAS) MUELLES			1,702,735	578,367	E.U.A. Y CANADA	RASSINI	ARMADORAS AUTOMO
(PZAS) BARRAS DETOR			255,884	25,620	E.U.A.	RASSINI	ARMADORAS AUTOMO
(PZAS) RESORTES HELICOIDALES			417,709	23,629	E.U.A.	RASSINI	ARMADORAS AUTOMO
(PZAS) DISCOS, TAMBORES, ROTORES			707,644	113,644	E.U.A.	RASSINI	ARMADORAS AUTOMO
(TONS) BRASIL				3,774		RNA	ARMADORAS AUTOMO
TOTAL				850,811			

NOTES

El volumen se representa en unidades.
El monto se representa en miles de pesos.
Las ventas de Brasil corresponden a Muelles y Resortes y se consideran nacionales las que se realizan en Brasil y de exportación las que se realizan fuera de éste.

12/01/1999 16:25

FILE No.82-2867

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 831,507

Number of shares Outstanding at the Date of the NFEA: (Units) — 227,957,568

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
I	0	0.00	30/12/1899	0.00

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
I	0	0.00	30/12/1899	0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF MARZO OF 2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2002 — 842,899

Number of shares Outstanding at the Date of the NFEA: (Units) — 227,957,568

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **2001**	831,507
Number of shares Outstanding at the Date of the NFEA : (Units)	227,957,568

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

16:25

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
I	0	0.00	30/12/1899	0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 3 OF MARZO OF 2001

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF OF — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 227,957,568

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

QUARTER: **1** YEAR: **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		9	107,664,450		107,664,450		10,383	
B		9	40,097,706			40,097,706	3,867	
C		9	40,097,706			40,097,706	3,867	
D		9	40,097,706			40,097,706	3,867	
TOTAL			**227,957,568**	**0**	**107,664,450**	**120,293,118**	**21,984**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
227,957,568.00
SHARES PROPORTION BY :

CPO'S : LAS ACCIONES DE LAS SERIES 'B', 'C' Y 'D' NO COTIZAN INDIV
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

FILE No. 82-2867

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SANLUIS** QUARTER: **1** YEAR: **2002**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF MARCH OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. FRANCISCO JOSE GARZA JIMENEZ
DIRECTOR GENERAL DE FINANZAS

ING. JUAN CARROLL DE LA TORRE HENSON
DIRECTOR DE FINANZAS CORPORATIVAS

MEXICO, D.F., AT APRIL 26 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: SANLUIS FECHA: 1/1/1999 16:25

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: SANLUIS CORPORACION , S. A. DE C. V.
DO MICILIO: MONTE PELVOUX 220 PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 5-229-58-00
FAX: 5-202-6604 **AUTOMATICO:** X
E-MAIL: sanluis@sanluiscorp.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: SCO960314EE3
DOMICILIO MONTE PELVOUX 220 PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE: LIC GUSTAVO ZENIZO GONZALEZ
DOMICILIO: MONTE PELVOUX 220 PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 5-229-5800
FAX: 5-202-6604

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE: ING ANTONIO MADERO BRACHO
DOMICILIO: MONTE PELVOUX 220 PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-229-5800
FAX: 5-202-6604

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: ING ANTONIO MADERO BRACHO
DOMICILIO: MONTE PELVOUX 220 PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-229-5800
FAX: 5-202-6604

CLAVE DE COTIZACION: SANLUIS **FECHA:** 1/1/1999 16:25

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	C. P. FRANCISCO GARZA JIMENEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA T
NOMBRE:	C. P. FRANCISCO GARZA JIMENEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842

PUESTO BMV:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FIN
NOMBRE:	ING. JUAN CARROLL DE LA TORRE HENSON
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	RESPONSABLE DEL AREA JURIDICA
NOMBRE:	LIC. GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. AGUSTIN SANTAMARINA VAZQUEZ
DOMICILIO:	CAMPOS ELISEOS 345 PISO 2
COLONIA:	CHAPULTEPEC POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-279-5414

CLAVE DE COTIZACION: SANLUIS FECHA: 1/1/1999 16:25

FAX: 5-280-3458

PUESTO BMV: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE: LIC. FERNANDO TODD ALVAREZ
DOMICILIO: FRANCISCO PETRARCA 133 DESPACHO 401
COLONIA: CHAPULTEPEC MORALES
C. POSTAL: 11570
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5203-6333
FAX: 5203-6006

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: RESPONSABLE DE INFORMACION A INVERSIONISTAS
NOMBRE: LIC. HECTOR AMADOR ADAM
DOMICILIO: MONTE PELVOUX 220 PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-229-5800
FAX: 5-202-6604

PUESTO BMV:
PUESTO:
NOMBRE: C.P. FRANCISCO GARZA JIMENEZ
DOMICILIO: MONTE PELVOUX 220 PISO 7
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-229-5800
FAX: 5-202-3842

PUESTO BMV:
PUESTO:
NOMBRE: C.P. FRANCISCO GARZA JIMENEZ
DOMICILIO: MONTE PELVOUX 220, PISO 8
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-229-5800
FAX: 5-202-3842

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

r24: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES PAGADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

r26: SANLUIS CORPORACION NO TIENE OPERACIONES DENOMINADAS EN UDI'S, POR LO QUE EL TOTAL DE LOS INTERESES PAGADOS SON POR OPERACIONES DENOMINADAS EN DOLARES Y EN PESOS

s03: En la información correspondiente al ejercicio que terminó el 31 de marzo de 2001, los saldos descritos en balance general se encuentran influenciados por una reclasificación del saldo de la caja restringida por un importe de $53,615 (miles de pesos) contra los pasivos bancarios a corto y largo plazo; dicha reclasificación se realizó con base en las Normas Internacionales de Contabilidad (NIC - 32).

En la información financiera que se muestra al 31 de marzo de 2002, la reclasificación anteriormente descrita, no se llevó a cabo, debido a las circunstancias actuales del grupo.

Por lo tanto y para hacer comparables los estados financieros al 31 de marzo de 2002 y 2001, dicha reclasificación deberá ser considerada.
s28: El acuerdo de la reestructura del grupo suspensiones será efectiva al término de un período de seis meses contados a partir del 17 de marzo de 2002, prorrogable por dos períodos de tres meses cada uno. Durante este plazo la compañía deberá reestructurar la deuda de SANLUIS.

Al 31 de diciembre de 2001 los pasivos correspondientes al SEL y a los otros créditos refinanciados están clasificados a largo plazo de conformidad con la Circular 46 "Pasivos a corto plazo que se refinancian a largo plazo con posterioridad a la fecha de los estados financieros".

(ver notas a los estados financieros)

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.